NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
SAND TECHNOLOGY INC.
TO BE HELD ON NOVEMBER 13, 2013

AND

INFORMATION CIRCULAR

WITH RESPECT TO
A PROPOSED PLAN OF ARRANGEMENT INVOLVING
SAND TECHNOLOGY INC.
AND
N. HARRIS COMPUTER CORPORATION

OCTOBER 16, 2013

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. These materials do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have any questions or require more information with regard to voting your shares, please contact CST Trust Company at 1-800-387-0825.

Dear Shareholders:

Enclosed are proxy materials with important facts about a proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Sand Technology Inc. (“Sand”) and N. Harris Computer Corporation (“Harris”), a direct wholly-owned subsidiary of Constellation Software Inc., a corporation listed on the Toronto Stock Exchange that acquires, manages and builds vertical market software business. Pursuant to the Arrangement, Harris will acquire all of the issued and outstanding Class A common shares in the share capital of Sand (the “Common Shares”).

Holders of Common Shares (collectively, the “Shareholders”) are cordially invited to attend the special meeting of Shareholders to be held at 10:00 a.m. (Montreal Time) on November 13, 2013 at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3700, Montreal, Québec, H4Z 1E9 (the “Meeting”).

The board of directors of Sand has considered the Arrangement and has determined unanimously that the Arrangement is fair to the Shareholders and is in the best interest of Sand. The board of directors of Sand has resolved unanimously to recommend that Shareholders vote FOR the resolution approving the Arrangement. The recommendation of the board of directors of Sand is based on various factors, including the opinion of PricewaterhouseCoopers LLP (“PwC”), to the effect that the consideration offered to the Shareholders under the Arrangement is fair from a financial point of view to the Shareholders. A copy of the opinion of PwC is included as Schedule B to the information circular accompanying this letter.

For the Arrangement to be implemented, the Arrangement must be approved at the Meeting by a resolution passed by at least 662/3% of the votes cast by the Shareholders and a resolution passed by a majority of the votes cast by the

Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Arrangement is also subject to the satisfaction or waiver of certain conditions set forth in the arrangement agreement dated October 1, 2013 between Sand and Harris, as may be amended from time to time, and to the approval of the Superior Court of Québec.

As of October 1, 2013, certain Shareholders have executed voting support agreements whereby they have agreed to vote a total of approximately 49.42% of the issued and outstanding Common Shares in favour of and to support the Plan of Arrangement.

The board of directors urges you to give serious attention to the Arrangement and to support it in person or by proxy at the Meeting.

Yours truly,

(s) P. Wayne Musselman
Director
Sand Technology Inc.

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SAND TECHNOLOGY INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the class A common shares (the “Common Shares”) of Sand Technology Inc. (the “Corporation”) will be held at the offices of Fasken Martineau DuMoulin LLP, 800 Square Victoria, Suite 3700, Montreal, Québec, H4Z 1E9, on November 13, 2013, at 10:00 a.m. (Montreal Time) for the following purposes:

1.

to consider, pursuant to an interim order of the Superior Court of Québec dated October 16, 2013 (the “Interim Order”), and if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a proposed arrangement under Section 192 of the Canada Business Corporations Act involving the Corporation (the “Arrangement”) whereby, among other things, all of the issued and outstanding Common Shares will be acquired by N. Harris Computer Corporation (“Harris”), the full text of the Arrangement Resolution being set forth in Schedule A to the accompanying information circular dated October 16, 2013 (the “Circular”); and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the plan of arrangement implementing the Arrangement and the Interim Order are attached as Schedule C and Schedule D, respectively, to the Circular.

The board of directors of the Corporation unanimously recommends that Shareholders vote FOR the Arrangement Resolution. The record date (the “Record Date”) for entitlement to receive notice and vote at the Meeting is October 16, 2013. At the Meeting, each holder of Common Shares as of the Record Date will have one vote for each Common Share held.

Pursuant to the Interim Order and the Plan of Arrangement, registered Shareholders have been granted the right to dissent in respect of the Arrangement and to be paid an amount equal to the fair value of their Common Shares. This dissent right and the applicable procedures for its exercise are described in the Circular under the heading “Dissenting Shareholders’ Rights”, in the Interim Order and in Schedule F to the Circular. Only registered Shareholders are entitled to exercise dissent rights. Failure to strictly comply with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent.

A Shareholder may attend the Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Circular nominates P. Wayne Musselman, or failing him, Thomas M. O’Donnell, each a director of the Corporation, as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

If a Shareholder does not hold the Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Common Shares are held to obtain a voting instruction form or a valid proxy.

For the Arrangement to be implemented, the Arrangement Resolution must be passed by at least 662/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions), present in person or represented by proxy at the Meeting. The quorum for the Meeting is the presence of one or more holders, holding at least 33.33% of the votes attached to the outstanding Common Shares, being present in person or by proxy.

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The Arrangement is also subject to the satisfaction or waiver of certain conditions set forth in the arrangement agreement dated October 1, 2013 between the Corporation and Harris, as may be amended from time to time, and to the approval of the Superior Court of Québec. The matter is scheduled to be heard at the Montreal courthouse, 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6 at 9:00 a.m. (Montreal Time) on November 14, 2013.

DATED at Montreal, Québec this 16th day of October, 2013.

By Order of the Board of
Directors of Sand Technology Inc.

(s) P. Wayne Musselman
Director
Sand Technology Inc.

Whether or not Shareholders are able to be present at the Meeting you are requested to vote using one of the methods provided on the appropriate form of proxy. In order to be effective, proxies must be received by CST Trust Company prior to 5:00 p.m. (Montreal Time) on November 11, 2013 (or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Montreal Time) on the business day prior to the date fixed for the adjourned or postponed Meeting) at the following address:

CST Trust Company
320 Bay Street,
B1 Level,
Toronto, Ontario, Canada, M5H 4A6

If Shareholders have any questions about obtaining and completing proxies, they should contact CST Trust Company at 1-800-387-0825.

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SAND TECHNOLOGY INC.
INFORMATION CIRCULAR

This Circular is furnished to Shareholders in connection with the solicitation of proxies by and on behalf of the management of Sand for use at the Meeting to be held at the date, time and place and for the purposes set forth in the Notice of Meeting.

This Circular contains important information that should be read before any decision is made with respect to the matters referred to herein.

No person has been authorized to give any information or to make any representation not contained in this Circular, and, if given or made, such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities described in this Circular, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. The delivery of this Circular shall not, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Shareholders should not construe the contents of this Circular as investment, legal or tax advice. Shareholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the Arrangement. In making a decision regarding the Arrangement, Shareholders must rely on their own examination of Sand.

Information contained in this Circular concerning Harris and its affiliates, including forward-looking statements or information, is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon information provided to Sand by Harris or that is otherwise publicly available. While neither the Purchaser nor any of its officers or directors has any reason to believe that such information is inaccurate or incomplete, neither Sand nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information.

All information in this Circular is given as of October 16, 2013 unless otherwise indicated. Except where otherwise indicated, dollar amounts herein refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular contain forward-looking statements that were based on assumptions about future economic conditions and courses of action as of the date of this Circular. Sand cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future results could differ materially from those anticipated in such information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “anticipates”, “will”, “believes”, “intends”, “scheduled”, “estimates”, “forecasts” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. The purpose of forward-looking information is to provide the reader with information about Sand’s expectations and plans.

The forward-looking information in this document includes, but is not limited to, statements respecting the timing and anticipated receipt of required court and Shareholder approvals for the Arrangement, the tax treatment of Shareholders, the satisfaction of the conditions to consummate the Arrangement, the expected timing of closing of the Arrangement and other statements that are not historical facts. Although Sand believes that the expectations reflected in such forward-looking statements are reasonable, all forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. The factors which could cause actual results or events to differ materially from current expectations include, but are not limited to the ability of Sand and the Purchaser to successfully implement the Arrangement in the time period anticipated, if at all, which is dependent upon the Parties’ ability to comply with the conditions of the Arrangement Agreement, some of which are beyond the control of the Parties and actions taken by Shareholders in respect of the Arrangement.

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Forward-looking statements are provided for the purpose of providing information about Sand’s expectations and plans relating to the future. These factors are not intended to represent a complete list of the factors that could affect Sand. Although Sand has attempted to identify statements containing important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by law, Sand disclaims any obligation to update any forward-looking information or the foregoing list of assumptions or factors, whether as a result of new information, estimates or opinions, future events or results or otherwise, except as may be required in connection with a material change in the information disclosed in this document or as otherwise required by applicable law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Sand is a reporting issuer in the province of Québec and files its continuous disclosure documents and other documents with the Autorité des marchés financiers. Continuous disclosure documents are available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

They are also available on the website of the United States Securities and Exchange Commission (“SEC”) at www.sec.gov and can be inspected and copied at the Public Reference Room of the Securities and Exchange Commission located at 100 F Street, N.E., Washington D.C. 20549.

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- iii -

GLOSSARY OF TERMS

“Acquisition Proposal” means a proposal or offer, oral or written, or the public announcement of an intention to make such a proposal or offer, including any modification after the date of the Arrangement Agreement of any such proposal or offer, that would have the effect of preventing or frustrating the completion of the Arrangement, including (i) any issuance, sale or acquisition of securities of the Corporation (including convertible securities) or any rights or interests therein, or (ii) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, issuer bid, liquidation or winding-up or similar transaction or sale of assets, or any transaction being economically or functionally equivalent to any of the foregoing, whether in a single transaction or a series of transactions, in respect of the Corporation or its subsidiaries involving 20% or more of the consolidated assets of the Corporation or 20% or more of the outstanding Common Shares, other than the Arrangement and any other transaction involving the Purchaser or any of its affiliates or shareholders;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated October 1, 2013 between Sand and Harris, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement in the form attached as at Schedule A to this Circular to be voted upon by the Shareholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Corporation and the Purchaser, acting reasonably;

“Assumed Expenses” means certain investment banking, legal, transfer agent and insurance fees and expenses in the amount of $499,809 (not including sales taxes), in the aggregate, that will be directly paid by Harris, on behalf of Sand, on the Effective Date pursuant to the Arrangement Agreement;

“Beneficial Shareholder” means a non-registered, beneficial holder of Common Shares whose Common Shares are held through an Intermediary;

“BEST Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 500,000 Common Shares at an exercise price of $0.50 per share, as evidenced by certificates W-1, W-2, and W-3 dated as of September 7, 2011 and respectively registered in the name of B.E.S.T. Total Return Fund Inc., B.E.S.T. Total Active Fund 10 L.P., and B.E.S.T. Active Fund 11 LP;

“Board of Directors” means the board of directors of Sand;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the province of Québec;

“CBCA” means the Canada Business Corporations Act or its successor legislation and the regulations made thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change of Recommendation” means for the Corporation to withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to the Purchaser the approval or recommendation of the Board of Directors of the Arrangement Agreement or the Arrangement (it being understood that a failure to reaffirm its approval or recommendation within three Business Days of a request of the Purchaser to do so, will be considered an adverse modification) or approve or recommend, publicly propose to or publicly state that it intends to approve or recommend, an Acquisition Proposal;

“Circular” means this information circular;

“Common Share Cash Consideration” means an amount in cash per Common Share in the minimum amount of $0.066 per share and equal to the result of the following:

(A – B – C + D) / E

in which:

A is equal to $3,150,191;

B is equal to the Canadian dollar value of the Debenture Cash Consideration, based on the noon spot exchange rate of the Bank of Canada on the Business Day preceding the Effective Date for one US dollar expressed in Canadian dollars;

C is equal to the aggregate amount of Pre-Authorized Expenses (with applicable sales taxes);

D is equal to an amount of up to $180,635 equal to the aggregate of the amounts listed in Appendix A to the Plan of Arrangement, being receivables for certain services rendered by the Corporation prior to execution of the Arrangement Agreement and effectively received by the Corporation prior to the Effective Date; and

E is equal to the aggregate of (i) the number of issued and outstanding Common Shares as of the Effective Date; (ii) the number of Common Shares issued as payment of applicable interests accrued on the Debentures pursuant to Section 3.1(a) of the Plan of Arrangement; and (iii) the number of issued and outstanding Options as of the Effective Date;

“Common Shares” means the class A common shares in the share capital of the Corporation;

“Corporation” or “Sand” means Sand Technology Inc.;

“Court” means the Superior Court of Québec;

“Debenture Cash Consideration” means an amount of US$900 per principal amount of Debentures, representing a total consideration for the Debentures of US$1,002,600.00;

“Debentures” means the 8% secured convertible debentures (face value US$900) of the Corporation due December 31, 2017 and convertible into Common Shares at a conversion price of US$0.45 per share issued by the Corporation as part of a private placement of units in April 2008;

“Deloitte” means Deloitte & Touche LLP;

“Demand for Payment” means a written notice containing a Dissenting Shareholder’s name and address, the number of Common Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such Common Shares;

“Depositary” means CST Trust Company;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Common Shares” means those Common Shares, as the case may be, in respect of which Dissent Rights have validly been exercised by the registered holders thereof in accordance with the Dissent Procedures;

“Dissent Procedures” means the procedures under Section 190 of the CBCA (a copy of which is attached at Schedule F to this Circular), the Interim Order and the Plan of Arrangement, by which a Dissenting Shareholder must exercise its Dissents Rights;

“Dissent Right” means the right of a Registered Shareholder pursuant to Section 190 of the CBCA, the Interim Order and the Plan of Arrangement, to dissent from the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which the Registered Shareholder dissents, as described under “Dissenting Shareholders’ Rights”;

“Dissenting Shareholders” means Shareholders, as the case may be, who have duly exercised their Dissent Rights and have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Dissent Common Shares;

“Effective Date” means the date shown on the Certificate to be issued by the Director giving effect to the Plan of Arrangement;

“Effective Time” means 8:30 a.m. (Montreal Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Fairness Opinion” means the written opinion dated September 30, 2013 provided by PwC addressed to the Board of Directors in connection with the Arrangement, a copy of which is attached to this Circular as Schedule B;

“Fasken Martineau” means Fasken Martineau DuMoulin LLP;

“Final Order” means the final order of the Court, in a form acceptable to the Corporation and the Purchaser, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any trade or standards association, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above or otherwise;

“Interim Order” means the interim order of the Court dated October 16, 2013 in respect of the Arrangement and related matters, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Intermediary” means an intermediary with which a Beneficial Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (collectively as defined in the Tax Act) and similar plans, and their nominees;

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders in connection with the Arrangement;

“Material Adverse Effect” means, in respect of the Corporation, a change, effect, event, occurrence, or state of facts, circumstance or development that has, or would reasonably be expected to have, individually or in the aggregate, with other changes, effects, events, occurrences, or states of facts, circumstance or development, an impact that is both material and adverse to the business, operations, assets, condition (financial or otherwise), liabilities (contingent or otherwise) or results of operations or prospects of the Corporation and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, or state of facts, circumstance or development:

a)	relating to the public announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby, or the performance of any obligations thereunder;

b)

relating to general political, economic or financial conditions or the securities markets in North America or to any natural disaster or epidemic or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

c)	relating to changes affecting the industry in which the Corporation and its subsidiaries carry on their business;

d)	relating to any changes in laws or interpretation thereof by any Governmental Entity or in international financial reporting standards; or

e)

relating to a change in the market trading price or trading volume of the Common Shares (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that the change, effect, event, occurrence or state of facts referred to in clauses (a) to (d) above shall not be excluded from the definition of Material Adverse Effect if it materially, disproportionately and adversely affects the Corporation and its subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Corporation and its subsidiaries operate;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Meeting Materials” means this Circular, together with the Notice of Meeting, form of proxy and Letter of Transmittal accompanying this Circular;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Notice of Dissent” means a written objection to the Arrangement Resolution by a Shareholder;

“Notice of Meeting” means the notice dated October 16, 2013 in respect of the Meeting;

“Non-Resident Shareholder” means a Shareholder who is described in the section entitled “Certain Canadian Federal Income Tax Considerations” and who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not a resident or deemed to be resident in Canada, and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada;

“Notice of Presentation” means the notice of presentation of the Final Order, a copy of which is attached as Schedule E to this Circular;

“Offer to Pay” means a written order to a Dissenting Shareholder to pay the fair value for the number of Common Shares in respect of which that Dissenting Shareholder dissents;

“Options” means any outstanding options to acquire Common Shares under the Stock Option Plan;

“OTCBB” means the OTC Bulletin Board;

“Outside Date” means December 13, 2013 or such later date as may be mutually agreed to in writing by the Parties, subject to the right of each Party to postpone the Outside Date for up to an additional 30 days (in 10-day increments) if the Effective Date is delayed (a) due to the Corporation’s inability, after using its commercially reasonable efforts, to schedule the court hearing for the Interim Order or the Final Order on a date which would allow for the Effective Date to occur by the Outside Date in accordance with the terms of the Arrangement Agreement, or (b) by any appealable judgment rendered by a court of competent jurisdiction enforceable against the Purchaser or the Corporation, in each case by giving written notice to the other Party to such effect no later than 5:00 p.m. (Montreal time) on the date that is not less than three Business Days prior to the original Outside Date (and any subsequent Outside Date); provided in the case of (b) that such judgment is being appealed;

“Parties” means, collectively, the Corporation and the Purchaser and “Party” means either of them;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and content of Schedule C to this Circular, and any amendments or variations thereto made in accordance with Section 6.4 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Pre-Authorized Expenses” means certain investment banking, legal, director fees and expenses, severance and bonus payments, taxes and commissions in the amount of $648,540 (including sales taxes) that will be paid by Harris, on behalf of Sand, pursuant to the Plan of Arrangement and the Arrangement Agreement;

“Private Placement Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 1,071,432 Common Shares at an exercise price of $0.50 per share dated as of January 4, 2011;

“Purchaser” or “Harris” means N. Harris Computer Corporation;

“Purchaser Material Adverse Effect” means, in respect of the Purchaser, a change, effect, event, occurrence or state of facts that has, or would reasonably be expected to have, individually or in the aggregate, with all other changes, effects, events, occurrences or states of facts, the effect of preventing, restricting or materially delaying the consummation of the transactions contemplated by the Arrangement Agreement, or materially impairing or delaying the ability of the Purchaser to perform its obligations thereunder or under any agreements relating to the Arrangement;

“PwC” means PricewaterhouseCoopers LLP;

“Record Date” has the meaning set forth under “Quorum and Voting Requirements”;

“Registered Shareholder” means a registered holder of Common Shares as recorded in the registers maintained by the Corporation’s transfer agent or the Corporation;

“Resident Shareholder” means a Shareholder who is described in the section entitled “Certain Canadian Federal Income Tax Considerations” and, who, for purposes of the Tax Act and any applicable income tax treaty or convention, at all relevant times, is or is deemed to be resident in Canada;

“Shareholders” means the holders of Common Shares;

“Stock Option Plan” means the Corporation’s 2010 stock option plan;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to the Corporation in writing after the date of the Arrangement Agreement that the Board of Directors determines in good faith, after consultation with its financial and legal advisors, (i) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (including any requisite Shareholder approval) and the person making such Acquisition Proposal; (ii) is not subject to any financing contingency and in respect of which the funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure the person making the Acquisition Proposal will have the funds necessary for its consummation; (iii) is available to all Shareholders; (iv) is not subject to any due diligence or access condition; and (v) is more favourable to Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement), taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the outstanding Common Shares” shall be deemed to be references to “all of the outstanding Common Shares” and references to “20% or more of the consolidated assets of the Corporation” shall be deemed to be references to “all or substantially all of the consolidated assets of the Corporation”;

“Supporting Shareholders” means the directors of the Corporation, being Thomas O’Donnell, Duncan Anthony Painter, George Wicker and Wayne Musselman, as well as certain shareholders, being Arthur G. Ritchie, Irwin Zalcberg, Carol Fiala and Carol Shattner;

“Tax Act” means Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Voting Support Agreements” means, collectively, the voting support agreements entered into between Harris and each Supporting Shareholder, directly and indirectly; and

“Warrants” means, collectively, the BEST Warrants and the Private Placement Warrants.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the schedules. Certain capitalized terms used in this summary and in the Circular are defined in the Glossary of Terms found in this Circular.

The Meeting

The Arrangement Resolution

At the Meeting, Shareholders will be asked to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution approving the Arrangement involving Sand whereby, among other things, all of the issued and outstanding Common Shares will be acquired by Harris, the full text of the Arrangement Resolution being set forth in Schedule A to this Circular.

Meeting and Record Date

The Meeting will be held at 10:00 a.m. (Montreal Time) on November 13, 2013 at the offices of Fasken Martineau, 800 Square Victoria, Suite 3700, Montreal, Québec, H4Z 1E9. Shareholders of record at the close of business on October 16, 2013, the Record Date for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof.

Voting at the Meeting

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. See “Quorum and Voting Requirements” in this Circular.

Parties to the Arrangement

The Corporation

Sand is a corporation incorporated under the CBCA, with its registered and principal office at 500-4115, Sherbrooke O, Montréal, Québec, H3Z 1B1, Canada. Sand is a source of business intelligence management information technology. Sand is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the Sand Product Suite, are designed to provide a way for business users to make inquiries of large databases without the intervention of specialist information technology professionals. Its revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

The Purchaser

The Purchaser is a corporation incorporated under the laws of Ontario, with its registered and principal office at 1 Antares Drive, Suite 400, Ottawa, Ontario, Canada, K2E 8C4, and a wholly owned direct subsidiary of Constellation Software Inc. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to Public Sector, Schools, Utility, and Health Care agencies throughout North America. Harris' focus is on creating long-term relationships with its customers and ensuring that it meets the changing needs of its customers over time.

Recommendation of the Board of Directors

The Board of Directors unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation and recommends that the Shareholders vote FOR the Arrangement Resolution.

See “Recommendations of the Board of Directors – Reasons for the Recommendations of the Board of Directors” in this Circular.

Fairness Opinion

On September 30, 2013, the Board of Directors received from PwC the Fairness Opinion which states that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered to the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule B to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety.

The Arrangement

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. For the Arrangement to be implemented, the Arrangement Resolution must be passed by at least 662/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of MI 61-101), present in person or represented by proxy at the Meeting.

Required Court Approval

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. Subject to obtaining the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the Corporation will apply to Court for the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit.

Arrangement Mechanics

The Plan of Arrangement contemplates a series of transactions as a result of which, among other things: each Debenture holder shall receive payment of applicable interests accrued on the Debentures in Common Shares, all of the Debentures then outstanding shall immediately become due and payable in cash and the Corporation shall pay to each Debenture holder a cash amount equal to the Debenture Cash Consideration in respect of each Debenture held by such Debenture holder; each Option shall be deemed to be vested and transferred to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration (in the minimum amount of $0.066 per share, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand) less the exercise price in respect of such Option and each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by the Dissenting Shareholders) and each Common Share issued in payment of interests accrued on the Debentures shall be transferred to the Purchaser in exchange for a cash amount equal to the Common Share Cash Consideration (in the minimum amount of $0.066 per share, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand). See “The Arrangement”.

Agreements related to the Arrangement

Arrangement Agreement

On October 1, 2013, the Corporation and the Purchaser entered into the Arrangement Agreement, under which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “Arrangement Agreement”.

Voting Support Agreement

The Supporting Shareholders, who together hold approximately 49.42% of the outstanding Common Shares have each entered into a Voting Support Agreement with Harris pursuant to which they agreed to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction. See “Voting Support Agreements”.

Certain Canadian Federal Income Tax Considerations

Generally, a Resident Shareholder who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash consideration received by the Resident Shareholder under the Arrangement exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition.

Generally, a Non-Resident Shareholder whose Common Shares do not constitute “taxable Canadian property” for purposes of the Tax Act will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement.

The foregoing provides only a brief summary of Canadian federal income tax consequences. Shareholders should read the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations” carefully, as it provides more detailed and additional information. Shareholders should consult their own tax advisors to determine the particular tax consequences of the Arrangement having regard to their own particular circumstances.

Dissenting Shareholders’ Rights

Registered Shareholders who do not vote in favour of the Arrangement Resolution and who properly exercise their Dissent Rights may seek appraisal of the fair value of their Common Shares if the Arrangement is completed, but only if they comply with the Dissent Procedures under the CBCA, the Interim Order and the Plan of Arrangement, which are summarized under the heading “Dissenting Shareholders’ Rights”.

Depositary

The Corporation has engaged CST Trust Company to act as depositary for the receipt of certificates in respect of the Common Shares, related Letters of Transmittal and payments to be made to Shareholders pursuant to the Arrangement.

PROXIES

Solicitation of Proxies

This Circular is furnished to Shareholders in connection with the solicitation of proxies by Sand for use at the Meeting to be held at the date, time and place and for the purposes set forth in the Notice of Meeting.

While proxies will be solicited primarily by mail, certain employees or directors of Sand may also solicit proxies in person or by telephone. Sand may also retain the services of an outside proxy solicitation firm to aid in the solicitation of proxies. The cost of soliciting proxies will be borne by Sand. Arrangements will also be made with brokerage houses and other custodians, fiduciaries and nominees to forward proxy solicitation material to the beneficial owners of the Common Shares in compliance with the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. The Corporation shall reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees, for reasonable costs incurred in sending the proxy documents to the objecting beneficial owners. The Corporation shall directly deliver proxy documents to the non-objecting beneficial owners.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy have been selected by the Board of Directors. A shareholder has the right to appoint a person to represent him at the Meeting, other than the representatives designated in the enclosed form of proxy. Such right may be exercised by crossing out the names of the persons specified in the second paragraph in the form, inserting in the space provided the name of the person the shareholder wishes to appoint, and signing the form. Such person need not be a Shareholder.

For the Registered Shareholders, the proxy should be signed and deposited with CST Trust Company by mail at:

CST Trust Company
320 Bay Street,
B1 Level,
Toronto, Ontario, Canada, M5H 4A6

or faxed at 416 368-2502, so as to arrive not later than 5:00 p.m. (Montreal Time) on November 11, 2013 or if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Montreal Time) on the Business Day (excluding Saturdays and holidays) before the reconvening of the Meeting.

In many cases, Common Shares beneficially owned by a holder are registered in the name of an Intermediary such as a securities dealer or broker or a clearing agency. Beneficial Holders should, in particular, review the heading “Proxies -Voting of Common Shares - Advice to Beneficial Holders of Securities” in this Circular and carefully follow the instructions of their Intermediaries.

Right to Revoke Proxies

A Shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by either executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Shareholder or by his authorized attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized by a certified resolution authorizing the revocation, and by filing the form of proxy bearing a later date either at the registered office of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment or postponement thereof, or, by filing the form of proxy with CST Trust Company, 320 Bay Street, B1 Level, Toronto, Ontario, Canada M5H 4A6, at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment or postponement thereof at which the proxy is to be used or by filing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment or postponement thereof. In addition, a proxy may be revoked by the Shareholder personally attending the Meeting and voting his Common Shares, as applicable.

Voting of Common Shares – Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders hold their Common Shares through Intermediaries such as securities dealers or brokers or clearing agencies and not in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a securities dealer or broker, then in almost all cases those Common Shares will not be registered under the name of the Shareholder. Such Common Shares will more likely be registered under the name of the Shareholder’s securities dealer or broker or an agent thereof. Common Shares held by Intermediaries can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the voting instruction form supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a voting instruction form from an Intermediary cannot use that form to vote Common Shares directly at the Meeting, rather the form must be returned to the Intermediary well in advance of the Meeting in order to have the Common Shares voted.

If you are a non-objecting beneficial holder (“NOBO”), Sand has sent these materials directly to you, and your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding on your behalf. By choosing to send these materials to you directly, Sand (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. The voting instruction form that is sent to NOBOs contains an explanation as to how you can exercise the voting rights attached to your Common Shares. Please provide your voting instructions as specified in the enclosed voting instruction form.

If you are an objecting beneficial holder (“OBO”), you received these materials from your intermediary or its agent (such as Broadridge), and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Common Shares. Sand has agreed to pay for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Common Shares. Please provide your voting instructions to your intermediary as specified in the enclosed voting instruction form.

If you are a non-registered shareholder and wish to attend and vote at the Meeting in person, you must insert your name in the blank space provided for that purpose on the voting instruction form and return the voting instruction form in line with the instructions noted with the voting instruction form.

Sand has elected not to use the new notice-and-access procedures under applicable securities legislation to send the proxy-related materials to registered holders and beneficial owners of the Common Shares.

Exercise of Discretion by Proxy Holders

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote for, withhold from voting or vote against a motion or proposal in respect of the Common Shares for which they are appointed proxy holder in accordance with the direction of the Shareholder appointing them. If no choice is specified by the Shareholder, then such Common Shares will be voted FOR the Arrangement.

The enclosed form of proxy confers discretionary authority upon the person named as proxy holder, with respect to amendments to or modifications of matters identified in the Notice of Meeting, and any other matters that may properly come before the Meeting. As of the date hereof, the directors of Sand are not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters do come before the Meeting, then the proxy holder intends to vote in accordance with his own judgment.

QUORUM AND VOTING REQUIREMENTS

The by-laws of Sand provide that a quorum of Shareholders is present at a meeting of Shareholders if one or more holders, holding at least 33.33% of the votes attached to the outstanding Common Shares, is or are present in person or by proxy.

Shareholders of record at the close of business on October 16, 2013 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof. At the Meeting, each holder of Common Shares as of the Record Date will have one vote for each Common Share held.

The Corporation has an authorized share capital consisting of an unlimited number of Common Shares, without nominal or par value, conferring to its holder one vote per share and an unlimited number of Class B Common Shares. As of the Record Date, 20,835,814 Common Shares and no Class B Common Shares were issued and outstanding.

For the Arrangement to be implemented, the Arrangement Resolution must be passed by at least 662/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of MI 61-101), present in person or represented by proxy at the Meeting. Any other matter submitted to a vote at the Meeting must be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

BACKGROUND TO THE ARRANGEMENT

Since as early as October 2011, the Board of Directors had been seeking to maximize shareholder value through partnerships, joint ventures, or other possible transactions. Sand management actively approached potential partners to discuss such possible transactions and reported regularly to the Board of Directors with respect to such discussions.

On April 16, 2012, Sand announced that it initiated a process to explore potential strategic alternatives which may include a sale or other transactions.

On June 6, 2012, as part of the review of Sand’s business and in furtherance of its strategic review, Sand announced a reduction in its work force in an effort to contain costs. Sand also announced that its Chief Financial Officer had left the Corporation.

On July 19, 2012, Sand announced that Deloitte agreed to assume the role of strategic advisor to the Board of Directors. On the same date, Sand announced that, in furtherance of the review of all available strategic options, the Chief Executive Officer, Mr. Thomas M. O’Donnell, had left Sand in such capacity (remaining on as a Board member). Also, on July 19, 2012, Sand announced that its Chief Technical Officer and the President and Chief Operating Officer had left Sand.

On July 27, 2012, the Board of Directors met with its legal counsel, Fasken Martineau, to review a non-binding offer received from a third party to acquire all of the Common Shares. It was decided to ratify such offer and proceed with negotiations. The Board of Directors was made aware by its legal counsel of its fiduciary duties with respect to this potential acquisition.

Between July 27, 2012 and November 9, 2012, Sand and the third party negotiated the definitive agreements relating to the proposed acquisition. On November 5, 2012, the potential acquirer decided to terminate all discussions with Sand.

The Board of Directors continued to seek other purchasers and in December 2012, the Board of Directors agreed to reach out to other potential purchasers, with assistance of Mr. David of Deloitte. Deloitte contacted 47 potential acquirers, and sent documentation to 35 of these potential acquirers, resulting in one written offer as described below.

On March 14, 2013, the Board of Directors met to review the first offer presented to Sand by Harris. The initial offer was for purchase price of $3.0 million, and was structured as an asset sale. Although the offer was not accepted, the Board of Directors instructed Mr. David to continue discussions with Harris with a view of maximising shareholder value.

On March 21, 2013, the Board of Directors reviewed a revised letter of intent received from Harris and discussed the terms thereof. Legal counsel to Sand provided an overview of the proposed structure and provided comments regarding same. The Board of Directors asked Mr. David to contact Harris with respect to the issues arising from the offer. Discussions continued with Harris until May 10, 2013.

On May 10, 2013, the Board of Directors discussed a further proposal by Harris in the form of an arrangement. Counsel to Sand made comments to the proposal. The Board Directors instructed counsel to Sand to continue discussions with Harris and expressed certain concerns regarding the proposal structure of the transaction.

On June 24, 2013, the Board of Directors met to review a further proposal from Harris which was in the form of a take-over bid, which also raised certain U.S. securities issues.

Discussions ensued between counsel to Sand and counsel to Harris resulting in a non-binding offer being made to Sand by Harris on July 9, 2013, to acquire all of the issued and outstanding Common Shares for a purchase price of $3.6 million by way of plan of arrangement.

On July 10, 2013, the Board of Directors reviewed the new offer with its legal counsel and Mr. David and the Board of Directors approved the signing of the latest non-binding offer from Harris. During the meeting, legal counsel to Sand further advised the Board of Directors of its duties and on structuring and timing issues. The Board of Directors engaged PwC to address the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the proposed plan of arrangement.

During the period from July 10, 2013 to September 30, 2013, the representatives of both Parties negotiated exclusively and settled the terms of the substantial transaction documents, including the Arrangement Agreement.

On August 21, 2013, following exchanges with Deloitte, Harris agreed to increase the purchase price to $3.65 million. Pursuant to the Arrangement, Harris will acquire, subject to the conditions set forth herein, all of the issued and outstanding Common Shares. The aggregate purchase price payable by Harris pursuant to the Arrangement Agreement is a minimum of $3.65 million in cash, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand. Such aggregate purchase price will be used to pay the Debenture Cash Consideration, the Pre-Authorized Expenses, the Assumed Expenses and the Common Share Cash Consideration (in the minimum price of $0.066 per share (on a fully diluted basis), subject to certain upward adjustments described above).

On September 30, 2013, the Board of Directors met to discuss the Arrangement. At the meeting, PwC delivered its opinion orally to the Board of Directors. PwC subsequently confirmed its opinion by delivery of the Fairness Opinion which concluded that, as of the date of such opinion and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Also at the meeting, Fasken Martineau made a presentation summarizing the Arrangement. A discussion in respect of the duties of the Board of Directors was held.

After the meeting with its financial advisors and upon receipt of advice from its legal advisors, the Board of Directors unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Sand, resolved to recommend that Shareholders vote in favour of the Arrangement Resolution, and approved the entering into of the Arrangement Agreement and related transaction documents.

On October 1, 2013, Sand and Harris entered into the Arrangement Agreement and a press release was issued by Sand.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Recommendation of the Board of Directors

The Board of Directors unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation and recommends that the Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendations of the Board of Directors

In reaching its conclusion that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation, the Board of Directors considered a number of factors including the following:

Review of Strategic Alternatives

The review of the Corporation’s strategic alternatives conducted by the Board of Directors with the assistance of Deloitte is public since its initiation on July 19, 2012. In the context of such review, Deloitte contacted on behalf of the Board of Directors a broad range of potential strategic and financial buyers. Since the first offer received from the Purchaser, no third-party expressions of interest or offers to purchase the Common Shares have been received by the Board of Directors or Deloitte.

Fairness Opinion of PwC

The Board of Directors received from PwC the Fairness Opinion which states that, as of September 30, 2013 and subject to the assumptions, limitations and qualifications contained therein, the consideration offered to the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders.

Cash Consideration

The consideration to be received for the Common Shares pursuant to the Arrangement will be paid in cash, providing Shareholders with liquidity and with a form of consideration that will not be impacted by market fluctuations or risks inherent in the Corporation’s business.

Substantial Doubt regarding Sand’s Ability to Continue as a Going Concern

With the exception of the year ended July 31, 2012, Sand has incurred operating losses in the past years and has accumulated a deficit of $42,992,975 as at April 30, 2013. Sand has also generated negative cash flows from operations. Historically, Sand financed its operating and capital requirements mainly through issuances of debt and equity. Sand’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of Sand’s control. These material uncertainties cast substantial doubt regarding Sand’s ability to continue as a going concern.

Strong Support of Important Shareholders

The Supporting Shareholders, who together hold approximately 49.42% of the Common Shares, have agreed, pursuant to the Voting Support Agreements, to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction.

Shareholder and Court Approval

For the Arrangement to be implemented, the Arrangement Resolution must be passed by at least 662/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of MI 61-101), present in person or represented by proxy at the Meeting. Once approved by the Shareholders, completion of the Arrangement will be subject to a judicial determination as to its fairness by the Superior Court of Québec.

Right of Dissent

Any Shareholder who does not vote in favour of the Arrangement Resolution will have the right to require judicial appraisal of its Common Shares and obtain the “fair value” of these Common Shares pursuant to the proper exercise of its Rights of Dissent.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weight to any of the foregoing factors which were considered, and individual directors may have given different weight to different factors.

FAIRNESS OPINION

On September 30, 2013, the Board of Directors received from PwC the Fairness Opinion which states that, as of that date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered to the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, setting out assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule B to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was provided to the Board of Directors for its use in considering the Arrangement. The Fairness Opinion is not itself a recommendation as to whether or not Shareholders should vote their Common Shares in favour of the Arrangement Resolution. The Fairness Opinion was one of a number of factors considered by the Board of Directors in making its recommendation to the Shareholders.

Pursuant to the terms of its engagement letter with the Corporation, the Corporation will pay PwC a fee for delivering the Fairness Opinion, which fee is not contingent upon completion of the Arrangement or any other transaction involving a sale of the Corporation or its material assets or subsidiaries. The Corporation has also agreed to reimburse PwC for its reasonable out-of-pocket expenses and to indemnify PwC in respect of certain liabilities that might arise out of its engagement.

THE ARRANGEMENT

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote on the Arrangement Resolution. For the Arrangement to be implemented, the Arrangement Resolution must be passed by at least 662/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of MI 61-101), present in person or represented by proxy at the Meeting.

To the knowledge of the Corporation, a number of 4,513,812 Common Shares will be excluded for the purpose of the vote of a majority of the votes cast by the Shareholders, excluding any “interested parties” and their “related parties” and “joint actors” (within the meaning of, and as provided by, Section 8.1 of MI 61-101). Such Common Shares are held by

Thomas M. O’Donnell, George Wicker and Irwin Zalcberg. See “Information Concerning the Corporation – Ownership of Securities of the Corporation” for the number and percentage of outstanding securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of Messrs. O’Donnell, Wicker and Zalcberg. See “Principal Legal Matters – Application of MI 61-101” for a discussion on the application of MI 61-101 to the Arrangement.

The Supporting Shareholders, who together hold approximately 49.42% of the Common Shares, have agreed, pursuant to the Voting Support Agreements, to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction.

Required Court Approval

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Schedule D to this Circular.

Subject to obtaining the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on November 14, 2013 at 9:00 a.m. (Montreal Time) at the Montreal courthouse, 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6. A copy of the Notice of Presentation for the Final Order is set forth in Schedule E to this Circular. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Presentation for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to any further order of the Court, only those persons having previously served a notice of appearance in compliance with the Notice of Presentation and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule C to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will, commencing at the Effective Time, occur and will be deemed to occur in the following order:

a)

each Debenture holder shall receive payment of applicable interests accrued on the Debentures in Common Shares and shall be issued such number of Common Shares as is provided under the terms of the Debentures without presentment, demand, protest or further notice;

b)	all of the Debentures then outstanding shall immediately become due and payable in cash without presentment, demand, protest or further notice;

c)	the Corporation shall pay to each Debenture holder a cash amount equal to the Debenture Cash Consideration in respect of each Debenture held by such Debenture holder, and;

i.	the Debenture holder shall cease to be the holder of such Debenture and shall cease to have any rights in respect of such Debenture; and

ii.	each Debenture and all agreements, certificates and similar instruments relating thereto shall be cancelled as of such time;

d)

each Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Option, be deemed to be vested and transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Option and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Option shall be nil, and:

	i.	the holder thereof shall cease to be the holder of such Option and shall cease to have any rights as a holder in respect of such Option or under the Stock Option Plan;

	ii.	such holder’s name shall be removed from the register of Options, as of such time, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

	iii.	each Option and the Stock Option Plan shall be cancelled as of such time;

e)

each Private Placement Warrant outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Private Placement Warrant, be deemed to transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Private Placement Warrant and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Private Placement Warrant shall be nil, and:

	i.	the holder thereof shall cease to be the holder of such Private Placement Warrant and shall cease to have any rights as a holder in respect of such Private Placement Warrant;

	ii.	such holder’s name shall be removed from the register of Private Placement Warrant, as of such time, and all agreements, certificates and similar instruments relating thereto shall be cancelled; and

	iii.	each Private Placement Warrant shall be cancelled as of such time;

f)

each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by the Dissenting Shareholders) and each Common Share issued as payment of applicable interests accrued on the Debentures under step (a) shall be transferred (free and clear of any Encumbrances) without any further act or formality by the holder thereof to the Purchaser in exchange for a cash amount equal to the Common Share Cash Consideration, and;

	i.	the holder thereof shall cease to be the holder of such Common Share and shall cease to have any rights as a Shareholder in respect of such Common Share;

	ii.	such holder’s name shall be removed from the register of Shareholders (as holder of Common Shares), as of such time; and

	iii.	the certificate representing such Common Shares shall be deemed to have been cancelled as of such time;

g)

concurrently with step (f), all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of any Encumbrances) without any further act or formality by the holders thereto to the Purchaser and such Dissenting Shareholders shall cease to have any rights as Shareholders in respect of such Common Shares other than the right to be paid the fair value of their Common Shares as set out in Section 4.1 of the Plan of Arrangement;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

Certain Effects of the Arrangement

If the Arrangement is Completed

If the Arrangement is approved by the Shareholders and the other conditions to the closing under the Arrangement Agreement are either satisfied or waived, the Corporation will file the Articles of Arrangement, giving effect to the Arrangement. Under the terms of the Arrangement, Shareholders will receive payment for their Common Shares, and the Corporation will become a direct wholly-owned subsidiary of Harris.

As a result of the completion of the Arrangement, the Common Shares will cease to be quoted on the OTCBB, and trading of the Common Shares in the public market will no longer be possible. In addition, the Corporation will immediately make an application to terminate its status as a reporting issuer under Québec provincial securities laws, and will thereby cease to be required to file continuous disclosure documents with the Autorité des marchés financiers. The Corporation will also deregister the Common Shares under the United States Securities Exchange Act of 1934 which will terminate its obligation to file continuous disclosure documents with the United States Securities and Exchange Commission.

If the Arrangement is not Completed

If the Arrangement is not approved by the Shareholders or if the Arrangement is not completed for any other reason, the Shareholders will not receive any payment for their Common Shares in connection with the Arrangement. Instead, the Corporation will remain an independent public company and the Common Shares will continue to be quoted on the OTCBB.

If the Arrangement is not completed, the Corporation will continue to be subject to the same risks and opportunities that it currently faces. With the exception of the year ended July 31, 2012, Sand has incurred operating losses in the past years and has accumulated a deficit of $42,992,975 as at April 30, 2013. Sand has also generated negative cash flows from operations. Historically, Sand financed its operating and capital requirements mainly through issuances of debt and equity. Sand’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of Sand’s control. These material uncertainties cast substantial doubt regarding Sand’s ability to continue as a going concern. See “Risk Factors — Risks Relating to the Corporation”.

Letter of Transmittal

If you are a Registered Shareholder, you will have received with this Circular a Letter of Transmittal with respect to your Common Shares. In order to receive their portion of the Common Share Cash Consideration, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents and instruments as the Depositary may reasonably require (including the certificate(s) which represent the Common Shares) to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

If you are a Beneficial Shareholder, you should carefully follow the instructions from the Intermediary that holds the Common Shares on your behalf in order to submit your Common Shares.

Delivery of Consideration

Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit or cause to be deposited (in a manner acceptable to the Depositary), for the benefit of holders of Common Shares, Options and Debentures, cash with the Depositary in an aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Common Share Cash Consideration (in the minimum amount of $0.066 per share, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand) per applicable share for this purpose, net of applicable withholdings for the benefit of such holders and cash with the Depositary in an aggregate amount equal to the Pre-Authorized Expenses. Under no circumstances will interest be paid by the Purchaser or the Depositary to holders depositing Common Shares, Options or Debentures by reason of any delay in paying for any Common Shares, Options, Debentures or otherwise.

Upon surrender to the Depositary for cancellation of a certificate which, immediately prior to the Effective Time, represented outstanding Common Shares that were transferred to the Purchaser under the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of Common Shares represented by surrendered certificates shall be entitled to receive a cash payment in exchange, and the Depositary shall deliver to such holder, the cash payment that such holder has the right to receive under the Arrangement for the Common Shares then redeemed or purchased, as the case may be, less any amounts withheld as per the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

Until surrendered, each certificate that, immediately prior to the Effective Time, represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment, without interest, in lieu of such certificate, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and all cash to which such former holder was entitled shall be returned to the Purchaser.

If applicable, as soon as practicable following the Effective Date, the Depositary shall deliver to each holder of Options as reflected in the Corporation’s register maintained by or on behalf of the Corporation in respect of Options, a cheque representing the cash payment, without interest, which such holder of Options is entitled to receive pursuant to the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, on or before the sixth anniversary of the Effective Time, and any right or claim to payment thereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares, Options or Debentures, if applicable, pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration, and all cash to which such holder was entitled shall be returned to the Purchaser.

No holder of Common Shares, Options or Debentures shall be entitled to receive any consideration with respect to such Common Shares, Options or Debentures other than any cash payment which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Any use of mail to transmit certificates for Common Shares or Letters of Transmittal, or both, is at the risk of the relevant holder of Common Shares. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

In the event of a transfer of ownership of Common Shares prior to the Effective Time that is not registered in the transfer records of the Corporation, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate(s) representing such Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time, as specified in more detail in the Letter of Transmittal.

The Depositary will act as the agent of persons who are holders of Options registered in the Corporation’s register and for the holders of Debentures or who have deposited Share certificates or Debentures in connection with the Arrangement, or both, for the purpose of receiving payment from the Corporation and the Purchaser and transmitting payment from the Corporation and the Purchaser to such persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares, whose Options appear in the Corporation’s register or who is a holder of Debenture.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder. Unless the person who deposits the certificate(s) representing the Common Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, a cheque will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If no address is provided, a cheque will be forwarded to the address of the Shareholder as shown on the register of the Corporation’s transfer agent.

The cheque to be issued to holders of Options shall be forwarded by first class mail to the address supplied by the holder of Options to the Depositary, or, if no address is supplied, the address appearing in the Corporation’s register.

The cheque to be issued to holders of Debentures shall be forwarded by first class mail to the address supplied by the holder of Debentures to the Depositary, or, if no address is supplied, the address appearing on the subscription and Subscriber Information Form.

The Corporation, the Purchaser or the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to the Arrangement such amounts as the Corporation, the Purchaser, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

Sources of Funds for the Arrangement

The aggregate purchase price payable by Harris pursuant to the Arrangement Agreement is a minimum of $3,650,000 in cash, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand. Such aggregate purchase price will be used to pay the Debenture Cash Consideration, the Pre-Authorized Expenses, the Assumed Expenses and the Common Share Cash Consideration (in the minimum price of $0.066 per share, subject to certain upward adjustments described above).

The Purchaser has represented and warranted to the Corporation that the Purchaser will have sufficient funds, or have ensured that sufficient funds are available, to satisfy the aggregate consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement and to satisfy all other obligations payable as a result of the transactions contemplated by the Arrangement Agreement.

Expenses of the Arrangement

The Corporation estimates that expenses in an amount equal to the Assumed Expenses will be incurred by the Corporation in connection with the Arrangement, which amount includes legal and financial advisory fees and printing and mailing costs.

INFORMATION CONCERNING THE CORPORATION

Sand is a corporation incorporated under the CBCA, with its registered and principal office at 500-4115, Sherbrooke O, Montréal, Québec, H3Z 1B1, Canada.

Sand is a source of business intelligence management information technology. Sand is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the Sand Product Suite, are designed to provide a way for business users to make inquiries of large databases without the intervention of specialist information technology professionals. Its revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Description of Share Capital

The Corporation has an authorized share capital consisting of an unlimited number of Common Shares, without nominal or par value, conferring to its holder one vote per share and an unlimited number of Class B Common Shares. As of the Record Date, 20,835,814 Common Shares and no Class B Common Shares were issued and outstanding.

Directors and Officers

The Board of Directors consists of Thomas M. O’Donnell, Duncan Anthony Painter, George Wicker and Wayne Musselman. The Corporation does not currently have any officers.

Ownership of Securities of the Corporation

Directors and Officers

Except as described below, no director of the Corporation beneficially owns, directly or indirectly, or exercises control or direction over any outstanding securities of the Corporation. To the knowledge of the Board of Directors, none of their respective associates or affiliates beneficially owns, directly or indirectly, or exercises control or direction over any outstanding securities of the Corporation.

Thomas M. O’Donnell beneficially owns 1,269,638 Common Shares, representing approximately 6.09% of the issued and outstanding Common Shares, US$300,600 principal amount of Debentures, representing approximately 29.98% of the principal amount of issued and outstanding Debentures and 464,286 Private Placement Warrants, representing approximately 43.33% of the issued and outstanding Private Placement Warrants.

Duncan Anthony Painter beneficially owns 428,572 Common Shares, representing approximately 2.06% of the issued and outstanding Common Shares and 214,286 Private Placement Warrants, representing approximately 20% of the issued and outstanding Private Placement Warrants.

George Wicker beneficially owns 377,738 Common Shares, representing approximately 1.81% of the issued and outstanding Common Shares.

Wayne Musselman beneficially owns 102,788 Common Shares, representing approximately 0.49% of the issued and outstanding Common Shares, and 130,000 Options, representing approximately 45.61% of the issued and outstanding Options.

Principal Shareholders

To the knowledge of Sand’s directors, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting rights attached to the Common Shares, other than Arthur G. Ritchie, who exercises control over 3,598,388 Common Shares, representing approximately 17.27% of the issued and outstanding Common Shares, and Irwin Zalcberg, who holds 2,866,436 Common Shares, representing 13.8% of the issued and outstanding Common Shares. Mr. Zalcberg also beneficially owns US$250,200 principal amount of Debentures, representing approximately 24.96% of the principal amount of issued and outstanding Debentures and 142,858 Private Placement Warrants, representing approximately 13.33% of the issued and outstanding Private Placement Warrants.

Intentions with Respect to the Arrangement

The directors of the Corporation, Irwin Zalcberg and Arthur G. Ritchie are part of the Supporting Shareholders who have entered into Voting Support Agreements with Harris pursuant to which they agreed to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction.

Commitments to Acquire Securities of the Corporation

Except as otherwise described in this Circular, none of the Corporation and its directors or, to the knowledge of the directors of the Corporation, any of their respective associates or affiliates or any person acting jointly or in concert with the Corporation has made any agreement, commitment or understanding to acquire securities of the Corporation.

Previous Purchases and Sales of Securities of the Corporation

Except for any securities of the Corporation purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights, no Common Shares or other securities of the Corporation have been purchased or sold by the Corporation during the 12-month period preceding the date of this Circular.

Previous Distributions of Common Shares

Except as disclosed below, no Common Shares were distributed by the Corporation during the five-year period preceding the date of this Circular:

Date	Nature of Distribution	Number of Common Shares	Issue Price/Exercise Price	Proceeds to the Corporation
13-Nov-09	Treasury Order	1,571,431	US$0.70[1]	US$550,000
02-Feb-11	Treasury Order	411,152	US$0.35	Nil
24-Mar-11	Treasury Order	2,142,864	US$0.70[1]	US$660,290
04-May-11	Treasury Order	60,000	0.01	US$104.90 and CDN$500.00
05-May-11	Treasury Order	1,114,000	0.01	US$11,240.00
10-Nov-11	Exercise of Options	5,000	0.01	$50.00
10-Nov-11	Exercise of Options	10,000	0.01	$100.00
10-Nov-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
14-Dec-11	Exercise of Options	10,000	0.01	$100.00
17-Jan-12	Exercise of Options	10,000	0.01	$100.00
17-Jan-12	Exercise of Options	50,000	0.01	$500.00
18-Jan-12	Exercise of Options	50,000	0.01	$500.00
27-Jan-12	Exercise of Options	25,000	0.01	$250.00
27-Jan-12	Exercise of Options	25,000	0.01	$250.00
23-Mar-12	Exercise of Options	15,000	0.01	$150.00
23-Mar-12	Exercise of Options	25,000	0.01	$250.00
04-Apr-12	Exercise of Options	10,000	0.01	$100.00
18-Apr-12	Exercise of Options	20,000	0.01	$200.00
30-Apr-12	Exercise of Options	15,000	0.01	$150.00
05-May-12	Return to Treasury	(334,000)	N/A	Nil
11-May-12	Exercise of Options	50,000	0.01	$500.00
06-Nov-12	Exercise of Warrants	35,714	0.01	$357.14
06-Nov-12	Exercise of Warrants	35,714	0.01	$357.14

Date	Nature of Distribution	Number of Common Shares	Issue Price/Exercise Price	Proceeds to the Corporation
06-Nov-12	Exercise of Warrants	35,714	0.01	$357.14
06-Nov-12	Exercise of Warrants	285,714	0.01	$2,857.14
06-Nov-12	Exercise of Warrants	142,857	0.01	$1,428.57
04-Dec-12	Exercise of Options	534,668	0.01	$5,346.68
26-Aug-13	Return to Treasury	(596,016)	N/A	Nil

1 Price per Unit. Each Unit comprised of two Common Shares and one Warrant.

Trading in Common Shares

The Common Shares are currently quoted on the OTCBB under the symbol “STD TF”. On September 30, 2013, being the last trading day prior to the announcement of the Arrangement, the closing price of the Common Shares on the OTCBB was $0.05. The following table summarizes the volume of trading and price range of the Common Shares on the OTCBB during the six-month period preceding the date of this Circular:

	Price per	Price per	Common Shares	Common Shares
	Common Share	Common Share	Total Monthly	Average Daily
Month	($) Monthly High	($) Monthly Low	Volume	Volume
April 2013	0.06	0.04	104,499.00	4,749.95
May 2013	0.06	0.05	421,808.00	19,173.09
June 2013	0.09	0.05	50,718.00	2,535.90
July 2013	0.10	0.06	380,401.00	17,290.95
August 2013	0.10	0.05	1,090,980.00	49,590.00
September 2013	0.08	0.04	205,197.00	10,259.85
October 2013 (up to October 15)	0.07	0.06	671,656.00	74,628.44

Dividend Policy

The Corporation has never paid any dividend on its Common Shares. The Corporation’s present policy is to retain any earnings to finance future growth. The Corporation does not expect to modify this policy in the foreseeable future.

Material Changes in the Affairs of the Corporation

Except as publicly disclosed or otherwise described in this Circular, the directors of the Corporation are not aware of any plans or proposals for material changes in the affairs of the Corporation.

Prior Valuations

To the knowledge of the directors of the Corporation, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of the Corporation within the 24 months preceding the date of this Circular.

INFORMATION CONCERNING THE PURCHASER

The Purchaser is a corporation incorporated under the laws of Ontario, with its registered and principal office at 1 Antares Drive, Suite 400, Ottawa, Ontario, Canada, K2E 8C4.

The Purchaser is a direct wholly owned subsidiary of Constellation Software Inc. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to Public Sector, Schools, Utility, and Health Care agencies throughout North America. Harris’ focus is on creating long-term relationships with its customers and ensuring that it meets the changing needs of its customers over time.

ARRANGEMENT AGREEMENT

On October 1, 2013, the Corporation and the Purchaser entered into the Arrangement Agreement, under which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement.

The following is a summary only of certain material terms of the Arrangement Agreement, a copy of which was filed via SEDAR at www.sedar.com. Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement

The Corporation agreed, among other things, to:

(a)	subject to the terms of the Arrangement Agreement, call and hold the Meeting as promptly as reasonably practicable;

(b)

subject to obtaining the approval from Shareholders, as soon as reasonably practicable thereafter, proceed with and diligently pursue the application to the Court for the Final Order pursuant to Section 192 of the CBCA; and

(c)	on the Effective Date, deliver the Certificate of Arrangement and such other certificates, resolutions and other customary closing documents as may be required by the Parties, acting reasonably.

Representations and Warranties

The Arrangement Agreement contains representations and warranties on the part of the Corporation relating to the following matters: organization, standing and corporate power, corporate authority and absence of conflict, absence of other sale agreements, board approval and fairness opinion, requisite consents and approvals, capital structure, subsidiaries, Sand Australia Pty Limited being deregistered, shareholder rights plans and shareholders agreements, compliance with applicable laws, compliance with securities legislation, disclosure record, public documents, financial statements, non-arm’s length transactions, absence of certain changes or events or undisclosed liability, internal controls, minute books and corporate records, accounts receivable, absence of litigation, contracts, products warranty and liability, assets and properties, real property, leased property, moveable property, insurance, intellectual property, licensed intellectual property, software, infringement of intellectual property, computer systems, privacy and security, environmental matters, employment matters, benefit plans, tax matters, banking information, conduct of business, fees and expenses, pre-authorized expenses related to the Arrangement Agreement and disclosure of material facts.

The Arrangement Agreement also contains representations and warranties on the part of the Purchaser relating to the following matters: organization, standing and corporate power, corporate authority and absence of conflict, requisite consents and approvals, sufficiency of funds, and Investment Canada Act.

Covenants of the Parties

Covenants of the Corporation Regarding the Conduct of the Business

The Corporation agreed, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, to, and to cause its subsidiaries to, conduct its business only in, not take any action except in, and maintain its assets, properties and facilities in, the ordinary course of business consistent with past practice and maintain and preserve its and the Corporation subsidiaries’ business organization, assets, properties, facilities, employees, goodwill and business relationships. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Corporation in relation to the conduct of its business prior to the Effective Time.

Covenants of the Corporation Regarding the Arrangement

The Corporation agreed that it would, and would cause its subsidiaries to, perform all obligations required or desirable to be performed by the Corporation or its subsidiaries under the Arrangement Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including to:

(a)	comply with the terms of the Plan of Arrangement, the Interim Order and the Final Order;

(b)

submit the Arrangement Resolution for approval by the Shareholders at the Meeting in accordance with the Arrangement Agreement (even if the Board of Directors makes a Change of Recommendation) and, subject to compliance with fiduciary duties, use commercially reasonable efforts to obtain the required Shareholder approval;

(c)

obtain all necessary waivers, consents and approvals required to be obtained by the Corporation or any of its subsidiaries in connection with the Arrangement from other parties to any contracts, without (other than in order to obtain evidence of the termination of the Montreal office lease and the full release of the Corporation by the landlord thereunder) paying, and without committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party to obtain such waiver, consent or approval without the prior written consent of the Purchaser;

(d)	satisfy (or cause the satisfaction of) the conditions precedents to the extent the same is within their control;

(e)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation or any of its subsidiaries relating to the Arrangement;

(f)	comply promptly with all requirements which applicable Laws may impose on the Corporation or any of its subsidiaries with respect to the Arrangement;

(g)

defend all lawsuits or other legal, regulatory or other proceedings against the Corporation or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(h)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Corporation or any of its subsidiaries or other order which may adversely affect the ability of the Parties to consummate the Arrangement;

(i)	promptly advise the Purchaser orally and in writing:

(i)

of any event occurring subsequent to the date of the Arrangement Agreement that would render any representation or warranty of the Corporation contained in the Arrangement Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate;

(ii)

of any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect on the Corporation, or to impair or delay the consummation of the transactions contemplated by the Arrangement Agreement or the ability of the Corporation to perform its obligations thereunder; and

(iii) of any breach by the Corporation of any covenant or agreement contained in the Arrangement Agreement;

(j)	take all actions within its control to ensure that the representations and warranties of the Corporation in the Arrangement Agreement remain true and correct as of the Effective Date; and

(k)	not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby.

Covenants of the Purchaser Regarding the Arrangement

The Purchaser agreed that it would perform all obligations required or desirable to be performed by the Purchaser under the Arrangement Agreement, co-operate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including:

(a)	comply with the terms of the Plan of Arrangement, the Interim Order and the Final Order;

(b)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser relating to the Arrangement;

(c)	satisfy (or cause the satisfaction of) the conditions precedents to the extent the same is within its control;

(d)

not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transaction contemplated by the Arrangement Agreement;

(e)	take all actions within its control to ensure that the representations and warranties of the Purchaser in the Arrangement Agreement remain true and correct as of the Effective Date;

(f)	comply promptly with all requirements which applicable laws may impose on the Purchaser with respect to the Arrangement;

(g)

defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(h)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Purchaser or other order which may adversely affect the ability of the Parties to consummate the Arrangement;

(i)	promptly advise the Corporation orally and in writing:

(i)

of any event occurring subsequent to the date of the Arrangement Agreement that would render any representation or warranty of the Purchaser contained in the Arrangement Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate;

(ii) of any change, effect, event or occurrence which would reasonably be expected to have a Purchaser Material Adverse Effect; and

(iii) of any breach by the Purchaser of any covenant or agreement contained in the Arrangement Agreement.

Covenants of the Corporation Regarding Non-Solicitation

The Corporation has agreed, except as otherwise permitted by the Arrangement Agreement, not to directly or indirectly, through any officer, director, employee, representative or agent:

(a)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information or entering into any form of contract) any inquiries, proposals or offers regarding any Acquisition Proposal;

(b)

engage in or otherwise facilitate any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal (provided that, for greater certainty, the Corporation may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined);

(c)	make a Change of Recommendation; and

(d)

accept or enter into, or publicly propose to accept or enter into, any contract related to any Acquisition Proposal or requiring the Corporation to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees and expenses to any person in the event that the Corporation completes the transactions contemplated by the Arrangement Agreement.

The Corporation agreed to cease and cause to be terminated any then existing solicitation, encouragement, activity, discussion or negotiation with any person by the Corporation or any of its directors, officers, employees, representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Corporation, and, in connection therewith, the Corporation agreed to discontinue access to any data rooms (virtual or otherwise) previously provided to any such person and to request (and exercise all rights it has to require) the return or destruction of all information regarding the Corporation and its subsidiaries previously provided to any such person. In addition, the Corporation agreed not to terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party and to use its best efforts to enforce any standstill agreement or covenant of any third party which have not expired as of the date of the Arrangement Agreement.

The Corporation agreed to promptly notify (and in any event within 24 hours) the Purchaser, at first orally and then in writing, of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations and any request for non-public information relating to the Corporation or its subsidiaries (whether or not relating to an actual or potential Acquisition Proposal) received by or known by the Corporation’s directors, officers, employees, representatives or agents, or any amendments to the foregoing, and provide the Purchaser with a copy of any such proposal, inquiry, offer or expression of interest or request received, with such notice to include a copy of any written proposal or amendment thereto (together with any document referred to therein) and, if the proposal is not in written form, a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. The Corporation also agreed to, promptly inform the Purchaser as to the status, including any change to the terms of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing and will respond promptly to all inquiries by Purchaser with respect thereto.

The Corporation agreed that the Board of Directors shall promptly reaffirm its recommendation of the Arrangement by way of a press release after (i) any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or made, or (ii) the Board of Directors determines that a proposed amendment to the terms of the Arrangement Agreement would result in the Acquisition Proposal not being a Superior Proposal and the Purchaser has so amended the terms of the Arrangement.

The Corporation agreed to ensure that its officers, directors and subsidiaries and their respective officers, directors, key employees and any financial advisors or other advisors or representatives retained by it or its subsidiaries are aware of the provisions described above and will be responsible for any breach of these provisions by such officers, directors, financial advisors or other advisors or representatives.

Change of Recommendation

Notwithstanding any provision of the Arrangement Agreement, if the Corporation receives a bona fide written Acquisition Proposal that was not solicited after the date of the Arrangement Agreement, the Board of Directors will be permitted to engage in discussions or negotiations, provide information and otherwise cooperate with and assist the person making such Acquisition Proposal if, and only to the extent that:

(a)	the Corporation has provided the Purchaser with the notice required above in respect of such Acquisition Proposal;

(b)

the Board of Directors determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would constitute a breach of its fiduciary duties under applicable laws;

(c)

prior to providing any information or data, the Board of Directors has received from the person proposing the Acquisition Proposal an executed confidentiality agreement that contains provisions that are not less favourable to the Corporation than those contained in the confidentiality agreement with Harris and that the Corporation sends an executed copy promptly to the Purchaser; and

(d)

the Purchaser is provided promptly with a list or description of, or in the case of information that was not previously made available to the Purchaser, copies of, any information provided to such person.

In addition, notwithstanding any provision of the Arrangement Agreement, if the Corporation receives a bona fide written Acquisition Proposal that was not solicited after the date of the Arrangement Agreement, the Board of Directors will be permitted to make a Change of Recommendation if, and only to the extent that:

(a)	the Corporation has provided the Purchaser with the notice required above in respect of such Acquisition Proposal;

(b)	the Corporation has provided the Purchaser with a copy of the Acquisition Proposal documents;

(c)	the Meeting has not occurred;

(d)

the Board of Directors determines in good faith, after consultation with its outside legal and financial advisors, that the Acquisition Proposal constitutes a Superior Proposal and that the failure to effect a Change of Recommendation would constitute a breach of its fiduciary duties under applicable laws, and the Corporation has provided the Purchaser with a written notice advising the Purchaser of the Board of Directors’ determination and specifying the value and financial terms that the Board of Directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal; and

(e)

five Business Days shall have elapsed from the date the Purchaser received the notice required by clause (d) above and, taking into account any revised proposal made by the Purchaser since receipt of such notice, the Acquisition Proposal remains a Superior Proposal.

Right to Match

During the period of five Business Days referred to above, the Purchaser will have the opportunity but not the obligation to offer to amend the terms of the Arrangement Agreement, and the Corporation will have to cooperate with the Purchaser with respect thereto, including by engaging in good faith negotiations with the Purchaser. The Board of Directors will review any such offer by the Purchaser in good faith in order to determine, in its discretion and in the exercise of its fiduciary duties, whether such amended offer, upon acceptance by the Corporation, would, if consummated in accordance with its terms, result in the Acquisition Proposal no longer being a Superior Proposal. If the Board of Directors so determines, the Corporation will enter into an amended agreement with the Purchaser reflecting the amended offer. However, if the Board of Directors continues to believe, in good faith, after consultation with its outside legal and financial advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, the Corporation and the Board of Directors may make a Change of Recommendation. In the event that the Corporation provides the five Business Days’ notice on a date which is less than nine Business Days prior to the Meeting, the Corporation shall be entitled, and shall upon request from the Purchaser, adjourn or postpone the Meeting to a date that is not more than eight Business Days after the date of such notice provided that in any event the Meeting shall be held at least five Business Days prior to the Outside Date.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Parties to complete the transactions contemplated thereby are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual written consent of the Parties:

(a)	the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order and applicable laws;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to the Corporation or Purchaser, each acting reasonably, on appeal or otherwise;

(c)

no person will have filed any notice of appeal of the Final Order, and no person will have communicated to the Corporation or the Purchaser (orally or in writing) any intention to appeal the Final Order which would make it inadvisable to proceed with the implementation of the Arrangement;

(d)

no judgment, decision, order or decree of a Governmental Entity enforceable against the Purchaser or the Corporation shall have been rendered, and no law shall have been enacted, promulgated or applied, in either case:

	(i)	to enjoin, prohibit or impose material limitations on the Arrangement; or

	(ii)	which would materially and adversely affect the ability of the Parties to proceed with the Arrangement;

(e)

there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by the Arrangement Agreement and that could, if successful, result in an order or ruling that would reasonably be expected to enjoin, prohibit or impose material limitations on the Arrangement; and

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of the Purchaser and may only be waived by the Purchaser:

(a)

the representations and warranties of the Corporation set forth in the Arrangement Agreement shall be true and correct in all material respects (i) as of the date of the Arrangement Agreement (other than certain fundamental representations and the representations qualified by reference to materiality which shall be true and correct in all respects); and (ii) as of the Effective Time, as if made at the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(b)

no Material Adverse Effect shall have occurred since the date of the Arrangement Agreement, and there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress (or threatened in writing) that, if successful, could result in an order or ruling that would reasonably be expected to have a Material Adverse Effect;

(c)	the Corporation shall have complied with its covenants and obligations under the Arrangement Agreement;

(d)

none of the Voting Support Agreements shall have been terminated and none of the Supporting Shareholders shall have breached, in any material respect, any of their covenants, obligations, undertakings, representations or warranties under the Voting Agreements;

(e)

pay-out letters shall have been executed by each person identified by Harris to the Corporation, including by each holder of Debentures, and none of such pay-out letters shall have been terminated, amended or rescinded;

(f)

the time period prescribed for the exercise of Dissent Rights in respect of the Arrangement shall have expired, and Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 5% of the Common Shares then outstanding;

(g)

all waivers, consents and approvals required to be obtained by the Corporation in connection with the Arrangement from other parties to contracts shall have been obtained by the Corporation, without (other than in order to obtain evidence of the termination of the Montreal office lease and the full release of the Corporation by the landlord thereunder) the Corporation paying, and without the Corporation committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(h)

no judgment, decision, order or decree of a Governmental Entity enforceable against the Purchaser or the Corporation shall have been rendered, and no law shall have been enacted, promulgated or applied, in either case:

	(i)	to enjoin, prohibit or impose material limitations on the Arrangement;

	(ii)	which may affect the ability of the Purchaser to use the tax attributes of the Corporation; or

	(iii)	which would materially and adversely affect the ability of the Parties to proceed with the Arrangement;

(i)	the Purchaser shall have received evidence in form and substance satisfactory to it of the termination of the Montreal office lease and the full release of the Corporation by the landlord thereunder;

(j)

the Purchaser shall have received confirmation in form and substance satisfactory to it of the release and discharge of, or undertakings in form and substance satisfactory to it to release and discharge upon the Effective Date, all Encumbrances affecting the Corporation, any of its Subsidiaries or any of their respective assets, other than permitted Encumbrances;

(k)

neither the Corporation nor any of its Subsidiaries will owe any amounts or indebtedness to (a) any financial institution, any of the Corporation’s securityholders or any person not acting at arm’s length with the Corporation or any of its subsidiaries (other than the Debentures), or (b) any third party advisors incurred in connection with the sale or proposed sale of the securities of the Corporation or any of its subsidiaries or their respective assets or business (including legal and accounting fees), other than such amounts owed to such third party advisors that will be paid on the Effective Date from (and that will thus reduce) the aggregate purchase price payable to securityholders of the Corporation pursuant to the Plan of Arrangement;

(l)

each of the employees of the Corporation identified by the Purchaser shall have entered into a proprietary rights agreement as of the Effective Date, substantially in the form of the proprietary rights agreement set out as a schedule to the Arrangement Agreement;

(m)

each of the directors of the Corporation shall have entered into a confidentiality, non-competition and non-solicitation agreement as of the Effective Date, substantially in the general form of the confidentiality, non-competition and non-solicitation agreement set out as a schedule to the Arrangement Agreement;

(n)

the Purchaser shall have received evidence satisfactory to it of receipt by the Corporation of any amount listed in Appendix A to the Plan of Arrangement and used to calculate the Common Share Cash Consideration under the Plan of Arrangement;

(o)	in connection with certain agreements of the Corporation, no notice of claim for damages giving rise to indemnification shall have been delivered;

(p)

the Corporation shall have issued a promissory note, in a form satisfactory to the Purchaser, in an amount equal to the aggregate of all amounts paid by the Purchaser on behalf of the Corporation pursuant to the Plan of Arrangement and the Arrangement Agreement, including, without limitation, payment for Assumed Expenses, Pre-Authorized Expenses, Options, Debentures and Private Placement Warrants; and

(q)	the employment of certain employees identified by the Purchaser with the Corporation shall have been terminated.

Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation:

(a)

the representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time, as if made at the Effective Time (except for those expressly stated to speak at or as of a specified date, the accuracy of which shall be determined as of such date and other than certain fundamental representations which shall be true and correct in all respects);

(b)	the Purchaser shall have complied with its covenants and obligations under the Arrangement Agreement; and

(c)	the Purchaser shall, on the Effective Date, pay the Assumed Expenses.

Termination Rights

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by the mutual written agreement of the Parties;

(b)

by the Purchaser, if the Board of Directors makes a Change of Recommendation or if, through the fault of the Corporation, the Arrangement is not, at least five Business Days prior to the Outside Date, submitted for the approval of the Shareholders at the Meeting;

(c)	by either the Purchaser or the Corporation, if the Meeting is held and the Arrangement Resolution is not approved by the Shareholders in accordance with the Interim Order and applicable Laws;

(d)

by the Purchaser, if the Purchaser is not in breach of its obligations under the Arrangement Agreement and (i) any of the representations and warranties of the Corporation in the Arrangement Agreement shall have been at the date of the Arrangement Agreement untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the relevant closing condition would not be satisfied, or (ii) there has been a breach on the part of the Corporation of any of its covenants or agreements in the Arrangement Agreement such that the relevant closing condition would not be satisfied, and, in each case such default or incorrectness is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the Outside Date;

(e)

by the Corporation, if the Corporation is not in breach of its obligations under the Arrangement Agreement and (i) any of the representations and warranties of the Purchaser in the Arrangement Agreement shall have been at the date of the Arrangement Agreement untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the relevant closing condition would not be satisfied, or (ii) there has been a breach on the part of the Purchaser of any of its covenants or agreements in the Arrangement Agreement relevant closing condition would not be satisfied, and, in each case such default or incorrectness is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the Outside Date; or

(f)

by either the Purchaser or the Corporation if any Law makes the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law is final, binding and non-appealable; or

(g)

by either the Purchaser or the Corporation, if the Effective Date has not occurred on or prior to the Outside Date, provided that the right to terminate the Arrangement Agreement shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to the Outside Date and such action or failure to act constitutes a breach of the Arrangement Agreement.

Termination Fee

In the event that the Arrangement Agreement is terminated by the Purchaser due to a Change of Recommendation or failure to submit the Arrangement for approval or because of a breach of representations and warranties or of covenants by the Corporation, then the Corporation will pay to the Purchaser $180,000 in immediately available funds to an account designated by the Purchaser. Such payment will be made within five Business Days after the date of termination.

In the event that the Arrangement Agreement is terminated by the Purchaser, and, (i) prior to such termination, an Acquisition Proposal is made or publicly announced, or any person publicly announces an intention (whether or not conditional or whether or not withdrawn) to make such an Acquisition Proposal; and (ii) within six months of such termination, the Corporation enters into a definitive agreement to complete, or completes, the transactions contemplated by an Acquisition Proposal, then the amount of $180,000 will be paid by the Corporation to the Purchaser, on or prior to the earlier of the entering into of the definitive agreement or the completion of the Acquisition Proposal.

Expense Reimbursement

If the Arrangement Agreement is terminated by the Purchaser or the Corporation as a result of the required Shareholder approval not having been obtained at the Meeting, then the Corporation will reimburse the Purchaser’s reasonable documented expenses up to a maximum of $250,000.

VOTING SUPPORT AGREEMENTS

On October 1, 2013, the Supporting Shareholders, who together hold approximately 49.42% of the Common Shares have entered into Voting Support Agreements with Harris pursuant to which they agreed to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction.

The following is a summary only of certain material terms of the Voting Support Agreements, copies of which were filed via SEDAR at www.sedar.com. Shareholders are urged to read the Voting Support Agreements carefully and in their entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Voting Support Agreements and not by this summary or any other information contained in this Circular.

Covenants of the Supporting Shareholders

The covenants of each Supporting Shareholder include:

(a)

to vote or to cause to be voted the Common Shares held by the Supporting Shareholder in favour of the Arrangement, notwithstanding the existence of an Acquisition Proposal, and any other matter necessary for the consummation of the Arrangement at the Meeting;

(b)

to vote or to cause to be voted the Common Shares held by the Supporting Shareholder against any Acquisition Proposal or any transaction similar to an Acquisition Proposal initiated or proposed by the Corporation or any other person (other than the Purchaser and its affiliates);

(c)	not to take any action or enter into any agreement, directly or indirectly, which might reasonably be regarded as likely to adversely interfere with the completion of the Arrangement;

(d)	not to requisition or join in the requisition of any meeting of the securityholders of the Corporation for the purposes of considering any resolution;

(e)	not to withdraw support, or publicly propose to withdraw support, from the Arrangement;

(f)

to promptly notify the Purchaser of any Common Shares or other securities convertible or exchangeable for Common Shares acquired by it following the date hereof, which securities will become subject to the Voting Support Agreement as if owned by the Supporting Shareholder on the date of the Voting Support Agreement;

(g)

not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Common Shares directly or indirectly held by the Supporting Shareholder or any interest therein, without the prior written consent of the Purchaser;

(h)	not to exercise any Dissent Right;

(i)	to deliver or to cause to be delivered to the Corporation duly executed proxies voting in favour of the Arrangement;

(j)

in the case of the directors of the Corporation, to execute a confidentiality, non-competition and non- solicitation agreement and in the case of certain employees, to execute a proprietary rights agreement; and

(k)

to support the completion of an alternative transaction in the same manner as the Arrangement as provided in the Arrangement Agreement, including, if necessary, by voting the Common Shares in favour of a resolution approving such alternative transaction.

Representations and Warranties

The Voting Support Agreements contain customary representations and warranties on the part of each Supporting Shareholder, including on ownership of the Common Shares held by such Supporting Shareholder.

Termination

The Voting Support Agreements entered into among the Purchaser and the Supporting Shareholders may be terminated prior to the completion of the Arrangement by (a) the mutual written agreement of the Purchaser and the Supporting Shareholder, (b) the Supporting Shareholder if the Purchaser is in default of any material covenant, representation or obligation under the Voting Support Agreement and such default is incapable of being cured or is not cured by the date that is ten Business Days from the date of notice of such default, (c) the Purchaser if the Supporting Shareholder is in default of any material covenant, representation or obligation under the Voting Support Agreement and such default is incapable of being cured or is not cured by the date that is ten Business Days from the date of notice of such default, or (d) the Supporting Shareholder or the Purchaser if the Arrangement Agreement is terminated in accordance with its terms.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

Except as described below, to the knowledge of the directors of the Corporation, no person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, or any associate or affiliate thereof, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement.

Payments Owed to Directors

Thomas M. O’Donnell and George Wicker are owed $90,000 and $30,000, respectively, solely in connection with services rendered as a director of the Corporation, payable upon completion of the Arrangement.

Treatment of Options

As of October 16, 2013, there were 285,000 Options outstanding. Pursuant to the Plan of Arrangement, each Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Option, be deemed to be vested and transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration (in the minimum amount of $0.066 per share, subject to certain upward adjustments to reflect cash received by Sand prior to the Effective Date in payment of specific accounts receivable of Sand) less the exercise price in respect of such Option.

See “Information Concerning the Corporation – Ownership of Securities of the Corporation” for the number and percentage of outstanding Options beneficially owned, directly or indirectly, or over which control or direction is exercised by directors of the Company.

Treatment of Debentures

As of October 16, 2013, the principal amount of Debentures outstanding was US$1,002,600.

Pursuant to the Plan of Arrangement, (i) each Debenture holder shall receive payment of applicable interests accrued on the Debentures in Common Shares and shall be issued such number of Common Shares as is provided under the terms of the Debentures without presentment, demand, protest or further notice, (ii) all of the Debentures then outstanding shall immediately become due and payable in cash without presentment, demand, protest or further notice, and (iii) the Corporation shall pay to each Debenture holder a cash amount equal to the Debenture Cash Consideration.

See “Information Concerning the Corporation – Ownership of Securities of the Corporation” for the number and percentage of outstanding principal amount of Debentures beneficially owned, directly or indirectly, or over which control or direction is exercised by directors of the Company.

Indemnification and Insurance

The Arrangement Agreement provides that, from and after the Effective Date, the Purchaser shall, and shall cause the Corporation to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the Effective Date by the Corporation or its subsidiaries pursuant to articles, by-laws and indemnity agreements in existence immediately prior to the Effective Date, for acts or omissions occurring on or prior to the Effective Date (including acts or omissions occurring in connection with the approval of the Arrangement Agreement and consummation of the transactions it contemplates), for a period equal to the legal limitation period applicable to such obligations of the Corporation.

The Corporation has the right prior to the Effective Date, to secure prepaid non-cancellable “run-off” directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Corporation and its subsidiaries covering claims in respect of acts or omissions in their capacity of directors and officers of the Corporation and/or its subsidiaries occurring on or prior to the Effective Date made within six years following the Effective Date on terms comparable to those contained in the Corporation’s current insurance policies and that are satisfactory to Purchaser, acting reasonably, provided that the applicable premium for each year of coverage under such insurance policies shall not exceed 150% of the annual amount currently paid by the Corporation in respect of its current directors’ and officers’ liability insurance. From and after the Effective Date, the Corporation shall not terminate, cancel or otherwise reduce such directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Corporation and its subsidiaries. The current and former directors and officers of the Corporation and its subsidiaries shall pursue payment in full under such insurance coverage prior to pursuing payment from the Corporation, any of its subsidiaries or the Purchaser pursuant to any indemnity obligations owed to such directors and officers by the Corporation, any of its subsidiaries or the Purchaser (whether pursuant to the articles and by-laws of the Corporation or its subsidiaries, pursuant to contract, or otherwise).

Voting Support Agreements

Each of the Supporting Shareholders has agreed, pursuant to Voting Support Agreements, to support and vote in favour of the Arrangement and not to agree to or contemplate any competing transaction. See “Voting Support Agreements”.

INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise described in this Circular, to the knowledge of the directors of the Corporation, no director or officer of the Corporation, or person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or director or officer of such person, or associate or affiliate of the foregoing has any interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

BENEFITS FROM THE ARRANGEMENT

Except as otherwise described in this Circular, none of the Corporation and its directors or, to the knowledge of the directors of the Corporation, any of their respective associates or affiliates or any person acting jointly or in concert with the Corporation will receive any direct or indirect benefit from voting for or against the Arrangement, other than the consideration under the Arrangement.

ARRANGEMENTS BETWEEN THE CORPORATION AND SECURITY HOLDERS

Except as otherwise described in this Circular, the Corporation has not made or proposed to be made any agreement, commitment or understanding with a security holder of the Corporation relating to the Arrangement.

PRINCIPAL LEGAL MATTERS

Application of MI 61-101

The Corporation is a reporting issuer in the province of Québec and is, among other things, subject to MI 61-101 which is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. MI 61-101 generally requires enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors, subject to available exemptions. The protections afforded by MI 61-101 apply notably to “business combinations” within the meaning of MI 61-101.

The Arrangement is a “business combination” under MI 61-101 due to the fact that Thomas M. O’Donnell, George Wicker (as directors) and Irwin Zalcberg (as a principal shareholder) are related parties of the Corporation and would be entitled to receive what may constitute “collateral benefits” within the meaning of MI 61-101. Messrs. O’Donnell and Wicker are owed $90,000 and $30,000, respectively, solely in connection with services rendered as directors of the Corporation payable upon completion of the Arrangement. As Debenture holders, Mr. O’Donnell and Mr. Zalcberg will surrender debentures at closing in exchange for payment.

Pursuant to MI 61-101, there is no requirement to obtain a formal valuation in connection with the Arrangement since no securities of the Corporation are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

MI 61-101 requires, in order to complete a business combination, that the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities be obtained, in addition to any other required securityholder approval. In relation to the Arrangement and for purposes of this Circular, the “minority” Shareholders are all Shareholders other than (i) Thomas M. O’Donnell, George Wicker and Irwin Zalcberg, (ii) any other interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101.

Judicial Developments

Prior to the adoption of Regulation Q-27 by the Autorité des marchés financiers, which was repealed and replaced by MI 61-101, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions that constituted business combinations within the meaning of MI 61-101. The trend both in legislation and in Canadian judicial decisions has been towards permitting business combinations to proceed subject to compliance with requirements designed to ensure procedural and substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

OTCBB Quotation and Status as a Reporting Issuer

The Corporation is currently a reporting issuer in the province of Québec and its Common Shares are currently quoted on OTCBB under the symbol “STD TF”. As a result of the completion of the Arrangement, the Common Shares will cease to be quoted on the OTCBB, and trading of the Common Shares in the public market will no longer be possible. In addition, the Corporation will immediately make an application to terminate its status as a reporting issuer under Québec provincial securities laws, and will thereby cease to be required to file continuous disclosure documents with the Autorité des marchés financiers. The Corporation will also deregister the Common Shares under the United States Securities Exchange Act of 1934 which will terminate its obligation to file continuous disclosure documents with the United States Securities and Exchange Commission.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

Risks Relating to the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Corporation, including approval of the Arrangement by the Shareholders and receipt of the Final Order. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or that a waiver of such conditions will be granted and, if the conditions are satisfied, when they will be satisfied.

Each of the Purchaser and the Corporation has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either of Harris or the Corporation prior to the completion of the Arrangement.

If, for any reason, the Arrangement is not completed or if completion is materially delayed or the Arrangement Agreement is terminated, or both, the market price of the Common Shares may be materially adversely affected. The Corporation’s financial results would also be subject to material adverse consequences, including that the Corporation would remain liable for significant costs relating to the Arrangement including, among others, legal and financial advisory and printing expenses. In addition, depending on the circumstances in which termination of the Arrangement Agreement occurs, the Corporation may have to pay a termination fee of $180,000 and reimburse certain expenses of the Purchaser up to $250,000.

Risks Relating to the Corporation

Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Corporation is contained in the Corporation’s management’s discussion and analysis for the nine-month period ended on April 30, 2012, as filed on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Information Circular has been prepared in accordance with disclosure requirements under applicable Canadian laws. Shareholders in the United States should be aware that these requirements may be different from those of the United States or other jurisdictions.

Shareholders in the United States should be aware that the Arrangement may have tax consequences both in Canada and in the United States. Such consequences may not be fully described in this Information Circular, and Shareholders are urged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended, are not applicable to the Corporation for this solicitation and therefore this solicitation is not being effected in accordance with the laws of the United States. Accordingly, this Information Circular has been prepared in accordance with applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such disclosure requirements may be different than those under the laws of the United States. Shareholders should also be aware that the requirements under Canadian laws may differ from requirements under United States corporate and securities laws related to United States corporations.

Financial statements and information included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation and the Purchaser exist under the laws of Canada; that a number of directors and officers of the Corporation and the Purchaser are residents of Canada; and that all or a substantial portion of the Corporation’s and the Purchaser’s respective assets, and those of their officers and directors, may be located outside of the United States. As a result, it may be difficult or impossible for U.S. holders to effect service of process within the United States upon the Corporation or the Purchaser, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Shareholders may not be able to sue the Corporation or the Purchaser or their respective officers or directors in a Canadian court for violations of U.S. securities laws. Shareholders should be aware that there is doubt as to whether a Canadian court: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property, deals at arm’s length with the Corporation and the Purchaser, and is not affiliated with the Corporation or the Purchaser.

Generally, Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Shareholder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark to market property” rules, (ii) that is a “specified financial institution”, as such term is defined in the Tax Act, (iii) that acquired its Common Shares upon the exercise of options, warrants or other similar securities or instruments, (iv) that is a Shareholder an interest in which is a “tax shelter investment”, as such term is defined in the Tax Act, (v) who has made an election pursuant to the functional currency reporting election rules in the Tax Act, or (vi) that has entered into a “synthetic disposition agreement” or a “derivative forward agreement” as these terms are defined in proposed amendments to the Tax Act contained in the draft legislation released by the Minister of Finance (Canada) on September 13, 2013 in respect of the Common Shares. Holders of Options, Warrants and Debentures should consult their tax advisors concerning the tax consequences of the Arrangement for such holders.

This summary is of general nature and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Shareholders Resident in Canada

The following portion of this summary is applicable to a Shareholder who is a Resident Shareholder.

Disposition of Common Shares under the Arrangement

Generally, a Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash consideration received by the Resident Shareholder under the Arrangement exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition.

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “Taxable Capital Gain”) realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “Allowable Capital Loss”) realized in a taxation year from Taxable Capital Gains realized in the year, and Allowable Capital Losses in excess of Taxable Capital Gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized by the Resident Shareholder in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on the Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules apply should consult their own tax advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2 / 3 % on its “aggregate investment income”, which is defined to include Taxable Capital Gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to alternative minimum tax provisions.

Resident Dissenting Shareholder

A Resident Shareholder who exercises Dissent Rights (a “Resident Dissenting Shareholder”) will be deemed to transfer such Resident Shareholder’s Common Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Common Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the Shareholder’s Common Shares (other than in respect of interest awarded by a court) exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Common Shares and any reasonable costs of disposition. Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) or that uses or holds, or is deemed to use or hold, the Common Shares in connection with the carrying on of business in Canada. Such NonResident Shareholders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Effective Time, unless at any particular time during the 60-month period immediately preceding the disposition more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Common Shares may also be deemed to be taxable Canadian property of a NonResident Shareholder in certain circumstances.

Even if Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder, the NonResident Shareholder may be exempt from tax under the Tax Act on any gain on the disposition of Common Shares pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, then the tax consequences described above under the heading “Shareholders Resident in Canada” will generally apply. In addition, the notification and withholding requirements of section 116 of the Tax Act would apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirement arising from this transaction.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) will be deemed to transfer such Non-Resident Shareholder’s Common Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Common Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will generally not be subject to Canadian withholding tax.

DISSENTING SHAREHOLDERS’ RIGHTS

Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Shareholders with the right to dissent from the Arrangement pursuant to Section 190 of the CBCA and the Plan of Arrangement. Any Shareholder who dissents from the Arrangement in compliance with Section 190 of the CBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted. Failure to strictly comply with the Dissent Procedures may cause the Shareholder to lose his right to dissent or no longer be able to exercise it.

Section 190 of the CBCA provides that a Shareholder may only make a claim under such section with respect to all the Common Shares of a class held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name. One consequence of the provision is that only a Registered Shareholder may exercise the right to dissent under Section 190 of the CBCA. A Beneficial Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of his or her Common Shares.

The Interim Order provides that a Shareholder who wishes to dissent must provide a Notice of Dissent to the Secretary of the Corporation prior to 5:00 p.m. (Montreal time) on the Business Day preceding the Meeting. It is important that Shareholders strictly comply with this requirement and understand that it is different from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or prior to the Meeting. The filing of a Notice of Dissent does not deprive a Shareholder of the right to vote at the Meeting. However, the CBCA provides that a Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will be deprived of further rights under Section 190 of the CBCA. A Shareholder need not vote his or her Common Shares against the Arrangement Resolution in order to dissent. The revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent, however, any proxy granted by a Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Shareholder to forfeit his or her right to dissent.

The Purchaser is required, within 10 days after the Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Shareholder who has voted for the Arrangement Resolution or who has withdrawn his or her Notice of Dissent.

A Dissenting Shareholder who has not withdrawn his or her Notice of Dissent must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to the Purchaser a Demand for Payment. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Purchaser or its transfer agent the certificates representing the Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing the Common Shares in respect of which he or she dissents forfeits his or her right to dissent. The Purchaser or its transfer agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the Common Share certificates to the Dissenting Shareholder.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the Common Shares in respect of which the Shareholder has dissented, other than the right to be paid the fair value of such Common Shares as determined under Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before the Purchaser makes the Offer to Pay; (ii) the Purchaser fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Purchaser revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder’s rights as a holder of the Common Shares in respect of which he or she has dissented are reinstated.

In addition, pursuant to the Plan of Arrangement, Shareholders who duly exercise such rights of dissent and who (i) are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Time in consideration for, for each Share so transferred, such fair value, or (ii) for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time and shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Date in consideration for, for each Share so transferred, the Common Share Cash Consideration, as applicable, but in no case shall the Purchaser or the Corporation or any other person be required to recognize such Shareholders as Shareholders after the Effective Time, and the names of such Shareholders shall be deleted from the register of Shareholders at the Effective Time.

The Purchaser is required, no later than 7 days after the later of the Effective Date and the date on which the Purchaser receives a Demand for Payment from a Dissenting Shareholder, to send to the Dissenting Shareholder an Offer to Pay for the Common Shares in respect of which he or she bas dissented in an amount considered by the Purchaser to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer to Pay must be on the same terms. The Purchaser must pay for the Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by such Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance thereof within 30 days alter the Offer to Pay has been made.

If the Purchaser fails to make an Offer to Pay for a Dissenting Shareholder’s Common Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Purchaser may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of any such Dissenting Shareholder. If the Purchaser fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is net required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Common Shares have not been purchased by the Purchaser will be joined as parties and bound by the decision of the Court, and the Purchaser will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the order will be rendered against the Purchaser in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Common Shares as fixed by the Court, the Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application by either the Purchaser or a Dissenting Shareholder must be made to the Court.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA and the Plan of Arrangement, which are technical and complex. A complete copy of Section 190 of the CBCA is attached hereto as Schedule F. It is recommended that any Shareholder wishing to waive himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to strictly comply with the Dissent Procedures may cause the Shareholder to lose his right to dissent or no longer be able to exercise it.

DEPOSITARY

The Corporation has engaged CST Trust Company to act as Depositary for the receipt of certificates in respect of the Common Shares and related Letters of Transmittal and payments to be made to Shareholders pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Purchaser against certain liabilities under applicable securities laws and expenses in connection therewith. No fee or commission is payable by any Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth elsewhere in this Circular, as of the date hereof, the Corporation has not agreed to pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Arrangement.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its 2012 audited annual financial statements and annual management’s discussion and analysis and unaudited 2013 quarterly financial statements and quarterly management’s discussion and analysis and other continuous disclosure documents which are available on SEDAR at www.sedar.com. Additional copies of this Circular and the documents referred to in the preceding sentence are available upon written request to the Corporation, free of charge.

APPROVAL OF THE CORPORATION

The contents and mailing to Shareholders of this Circular have been approved by the Board of Directors.

Montreal, Québec, this 16th day of October, 2013.

(signed) P. Wayne Musselman
Director
Sand Technology Inc.

SCHEDULE A
SHAREHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Sand Technology Inc. (the “Corporation”), as more particularly described and set forth in the information circular (the “Circular”) of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”), involving the Corporation, the full text of which is set out in Schedule C to the Circular is hereby approved and adopted.

3.

The arrangement agreement dated as of October 1, 2013 (the “Arrangement Agreement”) between the Corporation and N. Harris Computer Corporation and related transactions, the actions of the directors of the Corporation in approving the Arrangement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	The Corporation is hereby authorized to apply for a final order from the Superior Court of Québec to approve the Arrangement Agreement on the terms set forth in the Plan of Arrangement.

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Corporation (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver Articles of Arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement.

7.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A 1

SCHEDULE B
FAIRNESS OPINION

See attached document.

B 1

Strictly Private & Confidential

September 30, 2013

Board of Directors of
SAND Technology Inc.
4115 Sherbrooke Street West
Suite 500
Westmount, Quebec H3Z 1B1

Dear Sirs:

Subject: Fairness opinion in Respect of the Proposed Transaction involving all of the Security Holders of SAND Technology Inc.

Introduction

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. ("PwC") understands that on July 9, 2013, SAND Technology Inc. ("SAND Technology" or the "Company") received a non-binding letter of intent from N. Harris Computer Corporation ("Harris") proposing to implement a plan of arrangement (the "Arrangement" or "Proposed Transaction") under the Section 192 of the Canada Business Corporations Act to acquire 100% of all shareholders, option holders and the debenture holders of Sand Technology (the "Security Holders").

Based on our understanding, the total consideration offered under the terms of the Agreement is to be as follows:

1. Harris will acquire 100% of the all issued and outstanding Class A Common shares of the Company in exchange of $1,447,918, net of the pre-authorized expenses (the "Common Share Consideration"). In determining the per-share amount, the number of options expected to be in the money should be considered. Based on the assumption that there are 20,835,814 Class A common shares, stock options to acquire 285,000 Class A Common shares with an exercise price of less than $0.066 per share and 980,320 Class A Common shares issued as payment of applicable interests accrued on the outstanding principal amount of the Company's debentures (the "Debenture Principal Consideration"), the Common Share Consideration will be equal to a price per share of $0.066.

2. In addition to the Common Share Consideration, Harris will pay the amount of $1,053,733 (US$1,002,600) in cash to pay off the Debenture Principal Consideration.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, Direct T: +1 514 205 5052, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

B2

The aggregate consideration of $2,501,650 to be exchanged as part of the Agreement includes the Common Share Consideration and the Debenture Principal Consideration (the "Aggregate Consideration").

We understand that SAND Technology is a publicly-traded company listed on the Over-the-Counter ("OTC") Bulletin Board in the United States under the symbol "SNDTF". The Company and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

Engagement

The Board of Directors of SAND Technology (the "Board of Directors") has requested that PwC provide an opinion (the "Fairness Opinion") as to whether the Proposed Transaction is fair, from a financial point of view, to the Security Holders of the Company.

Our Fairness Opinion will be for the use of the Board of Directors and will be one factor, among others, that the Board of Directors will consider in contemplation of the Proposed Transaction. We understand that there is no formal requirement, under securities laws, or otherwise, for the Company to obtain an independent valuation or fairness opinion of the Proposed Transaction. Our Fairness Opinion does not represent a formal valuation of SAND Technology, nor is it a recommendation on whether to proceed with the Proposed Transaction.

The Fairness Opinion is for the use of the Board of Directors, however, we understand it will be included in the information circular to SAND Technology shareholders and/or referenced in press releases regarding the Proposed Transaction. Any recipient of the Fairness Opinion acknowledges the restrictions in its use and circulation. We do not accept any losses for unauthorized use of our Fairness Opinion.

The terms of the engagement provide that PwC is to be paid a fee by the Company for our Fairness Opinion. In addition, PwC is to be reimbursed for reasonable expenses and to be indemnified by the Company in certain circumstances.

Credentials of PwC LLP

The firms of the PwC global network (www.pwc.com) provide industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. More than 180,000 people in 158 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice. In Canada, PwC LLP (www.pwc.com/ca) and its related entities have more than 5,300 partners and staff in offices across the country. Unless otherwise indicated, "PwC" refers to PwC LLP/s.r.l./s.e.n.c.r.l., Canada, an Ontario limited liability partnership.

Our Canadian business valuation group was formed in 1970 and has been at the centre of business and security valuation activity since that time. Experienced professional personnel are located from coast to

2

B3

coast as part of the Valuations, Modelling and Disputes practice. Our professionals were leaders in forming The Canadian Institute of Chartered Business Valuators ("CICBV") and continue to be actively involved at the CICBV.

PwC has broad experience in completing and defending, when necessary, assignments involving the valuation of all types of entities and business interests for various purposes, including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders' disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity.

PwC confirms that we are not the current auditor of the Company nor are we an associated or affiliated entity or issue insider of the Company, and we have no material ownership position in the Company. We confirm that PwC has not been engaged to provide tax or other financial advice to the Company in connection with the Proposed Transaction. Our fees for the Fairness Opinion are not connected to the success of the Proposed Transaction.

PwC has not performed any financial advisory services in the past and may perform services in the future for the Company on matters separate from the Proposed Transaction. PwC confirms that, to the best of its knowledge, after all due and reasonable inquiry, PwC has disclosed to you all material facts, which could reasonably be considered to be relevant to PwC qualifications and independence for the purposes of this engagement.

Scope of Review

In preparing the Fairness Opinion, PwC has reviewed and, where applicable, relied upon, among other information, the following:

1. Letter of Intent ("LOI") dated July 8, 2013;

2. Arrangement Agreement and Plan of Agreement, dated September 30, 2013;

3. Certain non-public information obtained in discussions with SAND Technology management ("Management") and the Board of Directors with respect to, among other things, the business, financial position, operations and key assets of Sand Technology including their views as to the outlook for SAND Technology, given current and expected industry conditions;

4. Various financial and operational documents regarding SAND Technology, including the following:

    a. SAND Technology audited consolidated financial statements for the fiscal years ending July 31, 2009, 2010, 2011 and 2012;
    b. SAND Technology unaudited condensed consolidated interim financial statements for the fiscal quarters ending April 30, 2013, January 31, 2013 and October 31, 2012;
    c. The Company's form 20-F for the fiscal years ended July 31, 2009, 2010, 2011 and 2012;
    d. SAND Technology tax returns for the fiscal year ending July 31, 2012;

B4

e. SAND Technology monthly cash flows model ending December 31, 2014;
f. Review of the reported price and recent and relevant trading activity;
g. Offering memorandum prepared by Management and the Board of Directors dated April 2012 and provided to potential acquirers as part of the identification of different strategic alternatives;
h. Sand Technology's financial teaser prepared by Deloitte & Touche Corporate Finance Canada Inc.

5. Discussions with Management, the Board of Directors, as well as various advisors to the Company, including individuals from Fasken Martineau Dumoulin LLP, external legal counsel to the Proposed Transaction;

6. Research into trading multiples of somewhat comparable companies, market transactions and cost of capital for somewhat comparable publicly traded companies;

7. Such other corporate, industry and financial market information, investigations and analysis as PwC considered necessary or appropriate in the circumstances; and

8. Representations contained in certificates addressed to us from senior officers of the Company and the Board of Directors as to the completeness and accuracy of the information upon which the Fairness Opinion is based.

Limitations and Assumptions

Limitations

The Fairness Opinion is subject to the following limitations, restrictions and qualifications, any changes to which could have a significant impact on PwC's assessment of the fairness of the Proposed Transaction to the Security Holders of SAND Technology.

1. PwC has relied upon the completeness, accuracy and fair presentation of all the financial information, data, advice, opinions or representations obtained by it from public sources, the Board of Directors and Management, and their advisors, as well as other parties (collectively, the "Information"), some of which is detailed under the "Scope of Review" section above. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. PwC has not verified independently the completeness, accuracy and fair presentation of the Information.

2. With respect to the financial analysis and details provided to us and relied upon in our analysis, we have assumed that they have been prepared on a reasonable basis reflecting current best assumptions, estimates and judgments of Management.

3. The Fairness Opinion has been prepared on the basis of economic, financial and general business conditions existing on or about September 30, 2013. Future conditions may change and are beyond the control of PwC or any party involved in the Proposed Transaction.

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4. In preparing the Fairness Opinion, PwC has relied upon written letters of representations from Management stating that, among other things, (i) they have read our Fairness Opinion dated September 30, 2013 and are not aware of any errors, omissions or misrepresentations of facts, which might have an impact on our conclusions therein; (ii) to the best of their knowledge, all of the Information provided orally or in writing to PwC by Management is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of the Proposed Transaction or the Company; (iii) unless disclosed to PwC in writing, the Information does not omit any material fact in respect of the Proposed Transaction or the Company; and (iv) since the Information was provided to PwC, unless disclosed to PwC in writing, no material changes have occurred in the Information, or in factors surrounding the Proposed Transaction or the Company which would have, or which would reasonably be expected to have, a material effect on the Fairness Opinion.

5. The Fairness Opinion is given as of the date hereof, and PwC reserves the right to change, modify or withdraw the Fairness Opinion if PwC is made aware of any information that was relied upon in preparing the Fairness Opinion to be inaccurate, incomplete or misleading in any material respect. The Fairness Opinion is given as of the date hereof and PwC is under no obligation to advise any person of any change or matter brought to its attention after such date, which would affect the Fairness Opinion and PwC has no obligation to update or revise the Fairness Opinion as a result of future events although PwC reserves the right to update, revise or withdraw the Fairness Opinion. In addition, pursuant to our letter of engagement, our liability under this assignment is limited, and the Company has agreed to indemnify us under certain circumstances.

6. The Fairness Opinion must be read in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by PwC could be misleading. Our Fairness Opinion is based on the Proposed Transaction alone, and not any activities subsequent to the Proposed Transaction.

7. PwC's Fairness Opinion is limited to the fairness of the Proposed Transaction from a financial point of view, not the strategic merits of the Proposed Transaction. The Fairness Opinion does not provide assurance that the best possible option for the Proposed Transaction was obtained. It represents an impartial expert judgment, not a statement of facts.

8. The Fairness Opinion is prepared for the Board of Directors as one factor, among others, that the Board of Directors will consider in determining whether to approve the Proposed Transaction. The Fairness Opinion is not to be construed as a recommendation to Management or the Board of Directors as to how to vote on, or whether to proceed with, the Proposed Transaction.

9. The Fairness Opinion does not constitute a calculation, estimate or comprehensive valuation (also known as a valuation opinion) of SAND Technology.

10. In preparing our Fairness Opinion, we have considered the views of Management regarding future events with respect to SAND Technology and the industry and economies in which it operates, which, by their nature, cannot be fully substantiated and will likely not occur exactly as forecast. By its nature, the budgeted and forecast information provided by Management will not occur as

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projected and unanticipated events and circumstances may occur that may materially alter our analyses and conclusions. We have not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Canadian Institute of Chartered Accountants ("CICA").

11. In preparing the Fairness Opinion, we have not exposed SAND Technology or its assets to the market to determine if a potential purchaser would be prepared to entertain a value for SAND Technology other than that implied in the Proposed Transaction. We have not been asked to solicit expressions of interest from or negotiate with any third parties concerning potential alternatives to the Proposed Transaction and we have not done so.

12. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

13. The individuals that prepared the Fairness Opinion did so to the best of their knowledge, acting independently and objectively.

14. The Fairness Opinion has been prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators.

15. All references to currency in the Fairness Opinion are to Canadian dollars ("$"), unless otherwise stated.

Assumptions

The Fairness Opinion is based on several assumptions including the following, any changes in which could have a significant impact on our conclusion.

1. The Proposed Transaction will be completed substantially on the terms as described above and consistent with the most current transaction documents, agreements and term sheets noted in our scope of review.

2. The forecast and assumptions reflected in Management's monthly cash flow model are Management's best estimate of expected operating results / cash flows of SAND Technology.

3. Unless otherwise disclosed to PwC, there are no known material positive or negative contingencies.

4. Unless otherwise disclosed to PwC, any related party transactions previously or to be carried out by SAND Technology are at market rates.

5. Harris will obtain the necessary and suitable financing to consummate the Proposed Transaction success.

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6. In preparing the Fairness Opinion, numerous assumptions have been included with respect to industry performance, general business and economic conditions and other matters, which are beyond the control of PwC or any party involved in the Proposed Transaction.

Fairness Approach

In preparing the Fairness Opinion, PwC has been guided by techniques and assumptions that it considered appropriate and necessary in the circumstances, including an analysis of current progress of SAND Technology and projected results. We considered the terms of the Proposed Transaction including an analysis of the relevant agreements, terms sheets and other documents underpinning the Proposed Transaction, including those set out in our scope of review.

The valuation approaches we considered in our underlying value analysis are as follows:

i. *Asset-based approach/Orderly liquidation analysis* – In light of the operating losses generated by the Company in the recent years and the latter's inability to continue as a going concern, we considered an asset-based approach, namely an orderly liquidation approach. In applying the orderly liquidation approach, each asset (including tax attributes) and liability appearing on and off balance sheet has been written up or down to its respective fair market value as of the date of the Fairness Opinion.

ii. *Implied and Market Multiples* – We researched public company market multiples and precedent transactions involving target companies that were somewhat comparable to SAND Technology in terms of business and software functionality. We also considered Management's experience with similar transactions, and compared these results to the implied metrics of the valuation analyses carried out above. Considering that the Company is not viable as an ongoing operation, the ability to compare the implied market multiple to those of profitable and growing public companies was considered but with limited emphasis on this methodology.

For the purpose of our value analysis, we have been guided by the concept of fair market value. Fair market value is generally defined as the highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm's length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. This definition is consistent with relevant securities legislation.

We considered the results under the valuation approaches noted above prior to other considerations discussed below. Our findings under our value analysis supported our conclusion reached herein.

Fairness Considerations

In considering the fairness of the Proposed Transaction to Security Holders of the Company from a financial point of view, we also considered various factors related to or resulting from the Proposed Transaction, the most important of which are discussed below.

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1. *Explore potential strategic alternatives for SAND Technology or its operating assets* – Management and the Board of Directors of Sand Technology undertook to identify potential acquirers for SAND Technology or its operating assets. Management was assisted by an external financial advisor throughout the process that took place between April 16, 2012 and July 18, 2013. We understand that Management and the Board of Directors approached more than 50 potential purchasers and did not receive any formal offer that was superior to the Proposed Transaction.

2. *Trading Price* – We considered the trading price and share price history of SAND Technology as compared to the Common Share Consideration contemplated in the Agreement. In comparing the two, we note that while SAND Technology' shares are publicly traded, they are thinly traded. Further, while SAND Technology's quoted share price may not represent the underlying intrinsic value of the Company, the Common Share Consideration within the Agreement of $0.066 per share represents a premium of approximately 20% to the September 30, 2013 closing stock price of $0.055, and offers immediate liquidity to SAND Technology shareholders that may not otherwise be present through the public markets.

3. *Going Concern* – As noted as part of Note 2 of the Company's unaudited consolidated financial statements for the nine months ended April 30, 2013, the Company's continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. Considering that the expectations to generate positive free cash were unlikely, the most likely scenario contemplated by Management was an outright sale of the Company as opposed to an orderly liquidation.

Fairness Conclusion

Based upon and subject to the foregoing, including the scope of review and limitations and assumptions, PwC is of the opinion that, at the date hereof, the Proposed Transaction is fair, from a financial point of view, to the Security Holders of SAND Technology.

Report Authorship

The Report has been prepared by Patrice Dumais, CPA, CA, CFA, CBV, ASA, Pierre Maillé, MSc Finance, CBV, Dominic Pharand, CPA, CA, CFA, CBV, and Georges Li-Ying-Pin, MSc, CFA, CBV.

Yours truly,

PricewaterhouseCoopers LLP

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SCHEDULE C
PLAN OF ARRANGEMENT

See attached document.

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PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated as of October 1, 2013 between the Purchaser and the Corporation, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Affiliate” has the meaning ascribed thereto in the Securities Act;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 hereof or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content of Schedule B attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Corporation and the Purchaser, acting reasonably;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the province of Québec;

“CBCA” means the Canada Business Corporations Act or its successor legislation and the regulations made thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Common Shares” means the Class A Common Shares in the share capital of the Corporation;

“Common Share Cash Consideration” means an amount in cash per Common Share equal to the result of the following:

(A – B – C + D) / E

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in which:

A is equal to $3,150,191;

B is equal to the Canadian dollar value of the Debenture Cash Consideration, based on the noon spot exchange rate of the Bank of Canada on the Business Day preceding the Effective Date for one US dollar expressed in Canadian dollars;

C is equal to the aggregate amount of Pre-Authorized Expenses;

D is equal to an amount of up to $180,635 equal to the aggregate of the amounts listed in Appendix A hereto and effectively received by the Corporation prior to the Effective Date; and

E is equal to the aggregate of (i) the number of issued and outstanding Common Shares as of the Effective Date; (ii) the number of Common Shares issued as payment of applicable interests accrued on the Debentures pursuant to Section 3.1(a) hereof; and (iii) the number of issued and outstanding Options as of the Effective Date;

“Corporation” means Sand Technology Inc., a corporation incorporated under the CBCA;

“Court” means the Superior Court of Québec;

“Debenture Cash Consideration” means an amount of US$900 per principal amount of

Debentures, representing a total consideration for the Debentures of US$1,002,600.00;

“Debenture Holders” means the holders of Debentures;

“Debentures” means the 8% secured convertible debentures (face value US$900) of the Corporation due December 31, 2017 and convertible into Common Shares at a conversion price of US$0.45 per share issued by the Corporation as part of a private placement of units in April 2008;

“Depositary” means the depositary to be chosen by the Corporation and the Purchaser to receive the letters of transmittal and disburse the consideration payable to Securityholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4;

“Dissenting Shareholder” means a holder of Common Shares who properly dissents in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time;

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“Effective Date” means the date shown on the Certificate of Arrangement as determined in accordance with Section 2.7 of the Arrangement Agreement;

“Effective Time” means 8:30 a.m. (Eastern Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court, in a form acceptable to the Corporation and the Purchaser, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any trade or standards association, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above or otherwise;

“Interim Order” means the interim order of the Court, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, in respect of the Arrangement, as the same may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Letter of Transmittal” means the letter of transmittal to be sent by the Corporation to the Shareholders with the proxy circular in connection with the Arrangement;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Option Holders” means the holders of Options;

“Options” means any outstanding options under the Stock Option Plan;

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

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“Pre-Authorized Expenses” means those fees, expenses and other amounts set forth and identified as such in Section 3.1(mm) of the Disclosure Letter of the Corporation delivered to the Purchaser concurrently with the execution and delivery of the Arrangement Agreement;

“Private Placement Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 1,071,432 Common Shares at an exercise price of $0.50 per share dated as of January 4, 2011;

“Purchaser” means N. Harris Computer Corporation, a corporation incorporated under the laws of Ontario;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder;

“Securityholders” means, collectively, the Shareholders, the Option Holders, the Warrant

Holders and the Debenture Holders;

“Shareholders” means the registered and beneficial holders of Common Shares;

“Stock Option Plan” means the Corporation’s 2010 stock option plan;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, in effect as of the date hereof, and as they may be promulgated or amended from time to time; and

“Warrant Holders” means the holders of Private Placement Warrants.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to articles or sections refers to the specified articles or sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in this Plan of Arrangement.

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1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2
BINDING EFFECT

2.1	Binding Effect

This Plan of Arrangement, within the meaning of Section 192 of the CBCA, will become effective on, and be binding on and after, the Effective Date on the Corporation, the Purchaser and all Securityholders (including Dissenting Shareholders).

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

(a)

each Debenture Holder shall receive payment of applicable interests accrued on the Debentures in Common Shares and shall be issued such number of Common Shares as is provided under the terms of the Debentures without presentment, demand, protest or further notice;

(b)	all of the Debentures then outstanding shall immediately become due and payable in cash without presentment, demand, protest or further notice;

(c)	the Corporation shall pay to each Debenture Holder a cash amount equal to the Debenture Cash Consideration in respect of each Debenture held by such Debenture Holder, and;

	(i)	the Debenture Holder shall cease to be the holder of such Debenture and shall cease to have any rights in respect of such Debenture; and

	(ii)	each Debenture and all agreements, certificates and similar instruments relating thereto shall be cancelled as of such time;

(d)

each Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Option, be deemed to be vested and transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Option and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Option shall be nil, and:

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	(i)	the holder thereof shall cease to be the holder of such Option and shall cease to have any rights as a holder in respect of such Option or under the Stock Option Plan;

	(ii)	such holder’s name shall be removed from the register of Options, as of such time, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

	(iii)	each Option and the Stock Option Plan shall be cancelled as of such time;

(e)

each Private Placement Warrant outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Private Placement Warrant, be deemed to transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Private Placement Warrant and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Private Placement Warrant shall be nil, and:

	(i)	the holder thereof shall cease to be the holder of such Private Placement Warrant and shall cease to have any rights as a holder in respect of such Private Placement Warrant;

	(ii)	such holder’s name shall be removed from the register of Private

Placement Warrant, as of such time, and all agreements, certificates and similar instruments relating thereto shall be cancelled; and

	(iii)	each Private Placement Warrant shall be cancelled as of such time;

(f)

each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by the Dissenting Shareholders) and each Common Share issued under Section 3.1(a) shall be transferred (free and clear of any Encumbrances) without any further act or formality by the holder thereof to the Purchaser in exchange for a cash amount equal to the Common Share Cash Consideration, and;

	(i)	the holder thereof shall cease to be the holder of such Common Share and shall cease to have any rights as a Shareholder in respect of such Common Share;

	(ii)	such holder’s name shall be removed from the register of Shareholders (as holder of Common Shares), as of such time; and

	(iii)	the certificate representing such Common Shares shall be deemed to have been cancelled as of such time;

(g)	concurrently with step (f), all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of any Encumbrances)

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without any further act or formality by the holders thereto to the Purchaser and such Dissenting Shareholders shall cease to have any rights as Shareholders in respect of such Common Shares other than the right to be paid the fair value of their Common Shares as set out in Section 4.1;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Shareholders may exercise rights of dissent with respect to such Common Shares, as applicable pursuant to and in the manner set forth in section 190 of the CBCA and this Section 4.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the

Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation before 5:00 p.m. on the Business Day preceding the Meeting.

4.2	Recognition of Dissenting Shareholders

Shareholders who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Time in consideration for, for each Common Share so transferred, such fair value; or

(b)

for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non dissenting Shareholder as at and from the Effective Time and shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Date in consideration for, for each Common Share so transferred, the Common Share Cash Consideration;

but in no case shall the Purchaser or the Corporation or any other person be required to recognize such Shareholders as Shareholders after the Effective Time, and the names of such Shareholders shall be deleted from the register of Shareholders at the Effective Time.

ARTICLE 5
PAYMENT AND CERTIFICATES

5.1	Payment of the Consideration

	(a)	Prior to the filing of the Articles of Arrangement the Purchaser shall deposit or cause to be deposited (in a manner acceptable to the Depositary):

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(i)

for the benefit of the holders of Common Shares, Options, Private Placement Warrants and Debentures, cash with the Depositary in an aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Common Share Cash Consideration or per applicable share for this purpose, net of applicable withholdings for the benefit of such holders, it being understood that under no circumstances will interest be paid by the Purchaser or the Depositary to holders depositing Common Shares, holders of Options, Warrant Holders or Debenture Holders, by reason of any delay in paying for any Common Shares, Options, Private Placement Warrants, Debentures or otherwise; and

	(ii)	cash with the Depositary in an aggregate amount equal to the Pre- Authorized Expenses.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding (i) the Debentures repaid and cancelled pursuant to Section 3.1(c); and (ii) the Common Shares transferred pursuant to Section 3.1(e), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder thereof shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under Section 3.1(c) or 3.1(e), as applicable, for the Common Shares or Debentures, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Debentures or Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment, without interest, in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Common Shares or Debentures not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Debentures of any kind or nature against the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and all cash to which such former holder was entitled shall be returned to the Purchaser.

(d)

As soon as practicable following the Effective Date, the Depositary shall deliver to each holder of Options as reflected on the register maintained by or on behalf of the Corporation in respect of Options, a cheque representing the cash payment, without interest, if any, which such holder of Options is entitled to receive pursuant to Section 3.1(d), less any amounts required to be withheld pursuant to Section 5.3.

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(e)

As soon as practicable following the Effective Date, the Depositary shall deliver to each holder of Private Placement Warrants as reflected on the register maintained by or on behalf of the Corporation in respect of Private Placement Warrants, a cheque representing the cash payment, without interest, if any, which such holder of Private Placement Warrants is entitled to receive pursuant to Section 3.1(e), less any amounts required to be withheld pursuant to Section 5.3.

(f)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares, Debentures, Private Placement Warrants or Options pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration, and all cash to which such holder was entitled shall be returned to the Purchaser or the Corporation, as applicable.

(g)

No Securityholder shall be entitled to receive any consideration with respect to Common Shares, Debentures, Private Placement Warrants or Options other than any cash payment to which such holder is entitled to receive in accordance with Section 3.1 and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Debentures transferred pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive pursuant to Section 3.1 (net of amounts required to be withheld pursuant to Section 5.3). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom the payment is made shall, as a condition precedent to the delivery of such payment thereof, give a bond satisfactory to the Corporation, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Corporation, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Securityholders (including any payments to Dissenting Shareholders), such amounts as the Corporation, the Purchaser, or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

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ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Corporation and the Purchaser and (ii) if required by the Court, it is approved by the Securityholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Securityholders.

	(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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ARTICLE 8
PARAMOUNTCY

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Debentures, Private Placement Warrants and Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Common Shares, Debenture Holders, Warrant Holders and Options Holders and the Corporation, the Purchaser, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Debentures, Private Placement Warrants and Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

C12

Appendix A

Adjustment Amounts

Adjustment Amounts
Item	Amount
Professional Services
407 ETR[1]	$25,000
Investment Planning Council	10,002
OTR maintenance	12,013
OTR license overage fee	111,949
BP International	3,600
Atos	328
Sales tax refunds
Outstanding sales tax refunds	17,743
Total	180,635
[1] Services performed by employee in September and October

C13

SCHEDULE D
INTERIM ORDER

See attached document.

D 1

SUPERIOR COURT

(COMMERCIAL DIVISION)

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

No :	500-11-045499-130

DATE :	October 16, 2013

IN THE PRESENCE OF: HONOURABLE DANIÈLE MAYRAND, S.C.J.

IN THE MATTER OF THE ARRANGEMENT OF SAND TECHNOLOGY INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.S.C. 1985 c. c-44)

SAND TECHNOLOGY INC.

Petitioner

c.

HOLDERS OF COMMON SHARES OF SAND TECHNOLOGY INC.

and

N. HARRIS COMPUTER CORPORATION

And

THE DIRECTOR

Mis en cause

INTERIM ORDER

WHEREAS the Court is seized on the Application for Interim Order respecting an Arrangement Involving Sand Technology Inc. (herein after the “Application”);

D2

GIVEN the allegations of the Application and the Affidavit;

GIVEN the representations of the parties present at the hearing;

GIVEN that the statutory requirements of Section 192 of the Canada Business Corporations Act

(“CBCA”) have been met and that the Arrangement is being presented in good faith;

WHEREFORE, THIS COURT:

[1]	GRANTS the Interim Order sought in the Application;

[2]	DISPENSES Sand Technology Inc. (“Sand” or “Petitioner”) of the obligation, if any, to notify any person other than the Director appointed pursuant to the CBCA with respect to the Interim Order;

[3]	ORDERS that all of the holders of Class A Common Shares of Sand (the “Sand Shares”) and N. Harris Computer Corporation (the “Purchaser”) be deemed parties, as

Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

[4]	ORDERS that any capitalized terms not defined in the present orders sought will have the meaning attributed to the them in the Plan of Arrangement;

The Meeting

[5]

ORDERS that Sand may convene, hold and conduct the meeting on November 13, 2013, commencing at 10:00 am (Montréal time) at the following location: 800 Square Victoria, Suite 3700, Montréal, Québec H4Z 1E9, (the “Meeting”) at which time the holders of Sand Shares (the “Sand Shareholders”) will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, an Arrangement Resolution (the “Arrangement Resolution”) substantially in the form set forth in Appendix A to the Notice of Special Meeting of Shareholders of Sand Technology Inc. and Management Proxy Circular (the “Circular”) to, among other things, authorize, approve and adopt the Arrangement detailed in the Plan of Arrangement, Appendix C to the Circular (the “Arrangement”), and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of Sand, the CBCA, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of Sand or the CBCA, this Interim Order shall govern;

[6]

ORDERS that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each registered holder of Sand Shares shall be entitled to cast one vote in respect of each such Sand Share held;

D3

[7]

ORDERS that, on the basis that each registered holder of Sand Shares be entitled to cast one vote in respect of each such Sand Share for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at one or more Sand Shareholders present in person or by proxy holding, in aggregate, 33.33% of all the outstanding Shares;

[8]

ORDERS that the only persons entitled to attend, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the registered Sand Shareholders at the close of business on the Record Date (October 16, 2013), their proxy holders, the directors of Sand and advisors of Sand and the Purchaser provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

[9]

ORDERS that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Sand Shareholders and further ORDERS that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[10]

ORDERS that Sand, if it deems it advisable, be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Sand Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by Sand; further ORDERS that any adjournment or postponement of the Meeting will not change the Record Date for Sand Shareholders entitled to notice of, and to vote at, the Meeting and further ORDERS that any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

[11]

ORDERS that Sand may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with this honourable Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Sand Shareholders if and as required by the Court.

and further ORDERS that:

(a)

any amendment, modification or supplement to this Plan of Arrangement may be proposed by Sand at any time prior to the Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the present Interim Order), shall become part of this Plan of Arrangement for all purposes;

D4

(b)

any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Petitioner and the Purchaser and (ii) if required by the Court, it is approved by the Sand Shareholders voting in the manner directed by the Court;

(c)

any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Sand Shareholder;

	(d)	the Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement

[12]

ORDERS that Sand is authorized to use proxies at the Meeting; that Sand is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that Sand may waive, in its discretion, the time limits for the deposit of proxies by the Sand Shareholders if it considers it advisable to do so;

[13]	ORDERS that, to be effective, the Arrangement Resolution, with or without variation, must be approved by:

(a)

the affirmative vote of not less than 662/3% of the total votes cast on the Arrangement Resolution by the Sand Shareholders, voting together as a single class, present in person or by proxy at the Meeting and entitled to vote at the Meeting;

(b)

a simple majority of the votes cast by Sand Shareholders present in person or by proxy at the Meeting; excluding any “interested parties” and their “related parties” and “joint actors”, within the meaning of, and as provided by, Section 8.1 of Regulation 61-101 regarding Protection of Minority Security Holders in Special Transactions (the “Required Vote”);

and further ORDERS that such vote shall be sufficient to authorize and direct Sand to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Sand Shareholders in the Notice Materials (as this term is defined below);

The Notice Materials

[14]

ORDERS that Sand shall give notice of the Meeting, and that service of the Application for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Sand may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Notice Materials”):

D5

	(a)	the Circular, together with its appendices, substantially in the same form as contained in Exhibit R-2;

	(b)	letter to the Sand Shareholders from a director of Sand (“Letter to the Shareholders”), substantially in the same form as contained in the Circular;

	(c)	a Notice of Special Meeting of Sand Shareholders (the “Notice of Meeting”), substantially in the same form as contained in the Circular;

	(d)	a form of proxy (“Form of Proxy”), substantially in the same form as contained in the Exhibit R-5;

	(e)	a Letter of Transmittal (“Letter of Transmittal”), substantially in the same form as contained in the Exhibit R-6;

(f)

a Notice of Presentation of this Application for the issuance of the Final Order (“Notice of Presentation of the Final Order”), substantially in the same form as contained in Appendix E to the Circular;

[15]	ORDERS that the Notice Materials shall be distributed:

	(a)	to the registered Sand Shareholders by mailing the same to such persons in accordance with the CBCA and Sand’s by-laws at least twenty-one (21) days prior to the date of the Meeting;

	(b)	to the non-registered Sand Shareholders, in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

	(c)	to Sand’s directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service; and

	(d)	to the Director appointed pursuant to the CBCA, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service;

[16]	ORDERS that a copy of the Application be posted on Sand’s website (www.sand.com) at the same time the Notice Materials are mailed;

[17]

ORDERS that the Record Date for the determination of Sand Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution shall be the close of business (Montréal time) on October 16, 2013;

D6

[18]

ORDERS that Sand may make, in accordance with this Interim Order, such additions, amendments or revision to the Notice Materials as it determines to be appropriate (the “Additional Materials”), which shall be distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by Sand to be most practicable in the circumstances;

[19]

DECLARES that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with the Interim Order sought herein as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Meeting to any persons;

[20]	ORDERS that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

	(a)	in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

	(b)	in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address; and

	(c)	in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[21]

DECLARES that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of Sand, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissenting Shareholders’ Rights

[22]

ORDERS that in accordance with the Rights of Dissent set forth in the Plan of Arrangement, any registered Sand Shareholder who wishes to dissent (the “Dissenting Shareholder”) must provide a Dissent Notice so that it is received by Sand at 4115 Sherbrooke St. West, Suite 500, Westmount, Québec H3Z 1B1, fax (514) 939-2042 on or prior to 5:00 p.m. (Montréal time) on the Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) (the “Dissent Notice”);

[23]

DECLARES that a Dissenting Shareholder who has submitted a dissent notice and who votes in favour of the Arrangement Resolution shall no longer be considered a Dissenting Shareholder with respect to the Sand Shares voted in favor of the Arrangement Resolution, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

D7

[24]

ORDERS that any Dissenting Shareholder wishing to apply to a Court to fix a fair value for Shares in respect of which dissent rights have been duly exercised in compliance with Section 190 of the CBCA and the Plan of Arrangement must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the “Court” referred to in Section 190 of the CBCA means the Superior Court of Québec;

The Final Order Hearing

[25]

ORDERS that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Sand may apply for this Court to sanction the Arrangement by way of a final judgment (the “Application for a Final Order”);

[26]

ORDERS that the Application for a Final Order be presented on November 14, 2013 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, Room 2.08 at 9:00 am or so soon thereafter as counsel may be heard, or at any other date this Court may see fit;

[27]

ORDERS that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[28]	ORDERS that the only persons entitled to appear and be heard at the hearing of the Application for a Final Order shall be Sand and any person that:

(a) files an appearance with this Court’s registry and serve same on Sand’s counsel,

Fasken Martineau DuMoulin LLP (Me Stéphanie Lapierre), Stock Exchange Tower, suite 3700, 800 Place Victoria, Montreal, Quebec H4Z 1E9, fax number: 514-397-7600, no later than 4:30 p.m. on November 8, 2013; and

(b)

if such appearance is with a view to contesting the Application for a Final Order, serves on Sand’s counsel (at the above address and facsimile number), no later than 4:30 p.m. on November 11, 2013, a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[29]	ALLOWS Sand to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

Miscellaneous

[30]	DECLARES that Sand shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

D8

[31]	ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[32]	THE WHOLE without costs.

/s/ Danièle Mayrand
Danièle Mayrand, S.C.J.

CONFORMED COPY
/s/ Jodie Cook
Assistant Clerk

D9

SCHEDULE E
NOTICE OF PRESENTATION OF FINAL ORDER

See attached document.

E 1

C A N A D A

PROVINCE OF QUÉBEC	SUPERIOR COURT
DISTRICT OF MONTREAL	(Commercial Division)

No:	IN THE MATTER OF THE ARRANGEMENT
OF SAND TECHNOLOGY INC. PURSUANT
TO S. 192 OF THE CANADA BUSINESS
CORPORATIONS ACT (R.S.C. 1985 c. C-44)

SAND TECHNOLOGY INC.,

Petitioner

and

HOLDERS OF COMMON SHARES OF SAND
TECHNOLOGY INC.,

and

N. HARRIS COMPUTER CORPORATION,

and

THE DIRECTOR,

Mis en cause

NOTICE OF PRESENTATION OF AN APPLICATION TO THE SUPERIOR COURT OF
QUEBEC FOR A FINAL ORDER APPROVING A PROPOSED PLAN OF ARRANGEMENT

(Capitalized terms in this Notice of Presentation have the meaning ascribed to them in the Application for Interim and Final Orders respecting an Arrangement involving Sand Technology Inc.).

TAKE NOTICE that subject to the approval of the Arrangement Resolution by the Sand Shareholders, the Petitioner Sand Technology Inc. will present an Application to the Superior Court of Québec, district of Montréal, for a Final Order approving the Plan of Arrangement, the whole as is more fully described in the Notice of Special Meeting of Shareholders of Sand Technology Inc. and Information Circular, at a hearing to take place before a Judge of the Superior Court sitting in Commercial Division on November 14, 2013, at 9:15 a.m. in Room 2.08 at the Montréal courthouse located at 1 Notre-Dame Street East.

Before rendering the Final Order, the Court will examine, inter alia, the fairness and reasonableness of the Arrangement, both procedurally and substantively, with respect to the rights and interests of Sand Securityholders.

E2

Persons who wish to support or to oppose the Application for the issuance of a Final Order approving the Arrangement may be heard at the hearing personally or may be represented by legal counsel for this purpose, and may submit evidence and arguments relating the Application and to the fairness and reasonableness of the Arrangement only if they have served a Notice of

Appearance with the Superior Court registry and serve same on Sand Technology’s counsel no later than 4:30 p.m. on November 8, 2013. If such Appearance is with the view of on contesting the Application for the issuance of a Final Order, such person must file a written contestation supported as to the facts alleged by Affidavits, and exhibits, if any, no later than 4:30 p.m. on

November 11, 2013 with the Superior Court registry with a copy on Sand Technology’s counsel.

If a person having filed a Notice of Appearance is not present or represented by legal counsel at the hearing, the Court may approve the Arrangement and issue the Final order, as filed, without any further notice.

The service of the Appearance and the Contestation to Sand Technology’s counsel must be made at the following address:

Fasken Martineau DuMoulin LPP
Attention: Stéphanie Lapierre
P.O. Box 242
800 Victoria Square
Montréal, Québec H4Z 1E9
Fascimilie (514) 397-7600

DO GOVERN YOURSELVES ACCORDINGLY.

Montréal, this 11th of October 2013

Fasken Martineau DuMoulin LLP
Attorneys for Petitioner Sand Technology Inc.

E3

SCHEDULE F
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190(1) Right to dissent

Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

190(2) Further right

A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

190(2.1) If one class of shares

The right to dissent described in subsection (2) applies even if there is only one class of shares.

190(3) Payment for shares

In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

190(4) No partial dissent

A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

190(5) Objection

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

F 1

190(6) Notice of resolution

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

190(7) Demand for payment

A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

190(8) Share certificate

A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

190(9) Forfeiture

A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

190(10) Endorsing certificate

A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

190(11) Suspension of rights

On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

190(12) Offer to pay

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

F 2

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

190(13) Same terms

Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

190(14) Payment

Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

190(15) Corporation may apply to court

Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

190(16) Shareholder application to court

If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

190(17) Venue

An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

190(18) No security for costs

A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

190(19) Parties

On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

190(20) Powers of court

On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

F 3

190(21) Appraisers

A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

190(22) Final order

The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

190(23) Interest

A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

190(24) Notice that subsection (26) applies

If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

190(25) Effect where subsection (26) applies

If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

190(26) Limitation

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

F 4